SHARE PURCHASE AGREEMENT

among:

SIEBEL SYSTEMS IRELAND HOLDINGS LIMITED,
an Irish company limited by shares;

EONTEC LIMITED,
an Irish company limited by shares;

THE SELLING SHAREHOLDERS
listed in Column 1 of Schedule 1;

and

BERNARD HORN,
as SHAREHOLDERS' AGENT

_____

Dated April 20, 2004

_____

TABLE OF CONTENTS

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

SCHEDULES

AGREEMENT

THIS SHARE PURCHASE AGREEMENT ("**Agreement**") is made and entered into on April 20, 2004, by and among: SIEBEL SYSTEMS IRELAND HOLDINGS LIMITED, a company incorporated under the laws of Ireland (registration number 303035), having its registered office at 25/28 North Wall Quay, Dublin 1 ("**Purchaser**"); EONTEC LIMITED, a company incorporated under the laws of Ireland (registration number 220540), having its registered office at building P6, Eastpoint Business Park, Dublin 3 (the "**Company**"); THE PERSONS WHOSE NAMES AND ADDRESSES ARE SET OUT IN COLUMN 1 OF SCHEDULE 1 (together the "**Selling Shareholders**" and each a "**Selling Shareholder**"); and BERNARD HORN as the Shareholders' Agent. Certain other capitalized terms used in this Agreement are defined in **Exhibit A**.

RECITALS

A. The Selling Shareholders are the owners (either beneficially or, in the case of the Management Company, as nominee) of all of the issued shares in the capital of the Company, as set forth in Column 3 of **Schedule 1** (the "**Shares**"), which they have agreed to sell and which Purchaser has agreed to purchase, on the terms and subject to the conditions of this Agreement. Further particulars of the Company and of its Subsidiaries at the date of this Agreement are set forth in **Schedule 2**.

B. This Agreement has been approved by the Board of Directors of Purchaser.

C. The Company and each of the Selling Shareholders have made representations and warranties to Purchaser with the intention that Purchaser should rely upon such representations and warranties in entering into this Agreement.

D. Concurrently with the execution of this Agreement, and as a condition and inducement to Purchaser's willingness to enter into this Agreement, each of the individuals identified in **Schedule 3** (the "**Key Employees**") is entering into a Non-Competition and Non-Solicitation Agreement in favor of Purchaser (the "**Non-Competition Agreement**").

E. Purchaser has made representations and warranties to the Company and each of the Selling Shareholders with the intention that the Company and each of the Selling Shareholders should rely upon such representations and warranties in entering into this Agreement.

AGREEMENT

The parties to this Agreement agree as follows:

1. SALE AND PURCHASE; RELATED TRANSACTIONS

1.1 **Sale and Purchase.** At the Closing, each Selling Shareholder shall sell, assign, transfer and deliver all of the Shares beneficially owned by such Selling Shareholder (except in the case of the Management Company which shall sell, assign, transfer and deliver all of the Shares held as nominee for the Former Option Holders) to Purchaser, free from all Encumbrances and with the benefit of all rights of whatsoever nature attaching or accruing to such Shares, including rights to any dividends and distributions declared, paid or made by the Company in respect of such Shares on or after the date of this Agreement, and Purchaser will purchase such Shares from each Selling Shareholder, on the terms and subject to the conditions set forth in this Agreement.

1.2 **Purchase Price.**

(a)   The aggregate purchase price payable by Purchaser for all of the Company Share Capital shall be $70,000,000 in cash *less* the Excess Expenses, if any, known by Purchaser prior to the Closing (the "**Initial Consideration**") *plus* the additional amount, if any, payable to the Selling Shareholders (or, as described in Schedule 1, to the Shareholders' Agent on behalf of the Selling Shareholders) pursuant to Section 1.4.

(b)   The Initial Consideration shall be allocated among the Selling Shareholders in accordance with their entitlements on a "Sale" as defined in and set forth in the Company's Articles of Association as more fully set forth in Column 6 of **Schedule 1**.

(c)   Notwithstanding anything to the contrary contained in Section 1.2 or elsewhere in this Agreement, at or promptly after the Closing, $7,000,000 of the Initial Consideration otherwise payable to the Selling Shareholders pursuant to Section 1.2(a) shall be withheld from the Selling Shareholders in accordance with the allocation set forth in Column 7 of **Schedule 1** and deposited in an escrow account (the **"Escrow Account"**), to be held and distributed in accordance with the terms of that certain Escrow Agreement, in the form agreed to by Purchaser (the "**Escrow Agreement**").

1.3 **Closing; Deliveries.**

(a)   The consummation of the transactions contemplated by this Agreement (the "**Closing**") shall take place at the offices of Cooley Godward LLP, 3175 Hanover Street, Palo Alto, California 94304 at 10:00 a.m. California time on the date hereof. The date on which the Closing actually takes place is referred to in this Agreement as the "**Closing Date.**"

(b)   Contemporaneously with the Closing:

(i)   the first Key Employee identified in **Schedule 3** is executing and delivering to Purchaser an offer letter with Purchaser with respect to the terms of such Person's employment after the Closing;

(ii)   each Key Employee is entering into a Non-Competition Agreement in favor of Purchaser;

(iii)   each Continuing Employee is executing and delivering to Purchaser an Indemnification and Post-Closing Payment Agreement in the form agreed to by Purchaser (the "**Indemnification and Post-Closing Payment Agreement**");

(iv) the Shareholders' Agent and the other parties to the Escrow Agreement are executing and delivering the Escrow Agreement;

(v) the Shareholders' Agent is delivering the Tax Reporting Documentation (as defined in the Escrow Agreement);

(vi) each officer and director of the Company and each shareholder of the Company holding at least 3% of the issued Company Share Capital as of the Closing Date (calculated on an as-converted-to-ordinary share basis) is executing and delivering to Purchaser a Release (the "**Release**") in the form agreed to by Purchaser;

(vii) each Person accepting an offer of employment from Purchaser or one of its Affiliates, including the Company, and each employee of the Acquired Companies, is executing and delivering to Purchaser the standard Proprietary Information and Inventions Agreement (the "**PIIA**") of Parent (as defined below);

(viii) the Secretary of the Company is executing and delivering to Purchaser a certificate attaching and certifying as to the Company's current Incorporation Documents (as defined below) and the resolutions of the Company's board of directors approving this Agreement and the transactions contemplated hereby;

(ix) all directors of the Company (other than Patrick Brazel and Denis Murphy) are executing and delivering to Purchaser resignations, effective as of the Closing Date;

(x) the Company is delivering the Draft Audited Financial Statements (as defined below);

(xi) BCM Hanby Wallace is executing and delivering to Purchaser a legal opinion in the form agreed to by Purchaser;

(xii) each Selling Shareholder (other than the Management Company) is executing and delivering to Purchaser (or to Matheson Ormsby Prentice at 30 Herbert Street, Dublin 2, Ireland, on behalf of Purchaser): (A) duly executed share transfers in respect of the Shares owned by such Selling Shareholder, together with the relevant share certificates in respect thereof (or, in the case of any lost or damaged share certificates, an indemnity, in form satisfactory to Purchaser); and (B) a Form W-9 (if such Selling Shareholder is a U.S. resident) or a Form W-8 (if such Selling Shareholder is not a U.S. resident);

(xiii) the Management Company is executing and delivering to Purchaser: (A) duly executed share transfers in respect of the Shares held by the Management Company as nominee for the Former Option Holders, together with the relevant share certificates in respect thereof; and (B) a Form W-8;

(xiv) the Company is delivering to Purchaser duly executed share transfers in respect of the shares in the Subsidiaries of the Company that are not registered in the name of an Acquired Company, together with the relevant share certificates in respect thereof;

(xv) the Company is delivering to Purchaser, in relation to each of the Acquired Companies, the statutory books, records and registers (complete and written up to the date of Closing), the common seal and the original Incorporation Documents (as defined below);

(xvi) the Secretary of Purchaser is executing and delivering to the Shareholders' Agent a certificate attaching and certifying as to the resolutions of Purchaser's board of directors approving this Agreement and the transactions contemplated hereby;

(xvii) the Company is delivering to Purchaser an estoppel certificate, dated as of a date not more than five days prior to the Closing Date and reasonably satisfactory in form and content to Purchaser, executed by Cisco Systems Internetworking (Ireland) Limited;

(xviii) the Company is delivering to Purchaser agreements, in form and content reasonably satisfactory to Purchaser, terminating or amending those agreements identified in **Schedule 1.3(b)(xviii)**;

(xix) the Company is delivering to Purchaser the Disclosure Schedule;

(xx) the Company is delivering to the Purchaser: (A) written acknowledgments from the Company Counsel and any financial advisor, accountant or other Person who performed services for or on behalf of the Acquired Companies, or who is otherwise entitled to any compensation from the Acquired Companies, in connection with this Agreement or any of the transactions contemplated by this Agreement, acknowledging: (1) the total amount of fees, costs and expenses of any nature that is payable or was paid to such Person in connection with this Agreement and any of the transactions contemplated by this Agreement (which amount shall include a reasonable amount for the fees and expenses that such Person expects to incur following the Closing); and (2) that, other than the amounts described in clause "(1)" above, it is not (and will not be) owed any other amount by any of the Acquired Companies with respect to this Agreement or the transactions contemplated by this Agreement; (B) invoices approved by the Company with respect to any fees, costs or expenses referred to in clause "(A)" of this sentence paid or payable for services rendered prior to the Closing; and (C) a reasonably detailed statement describing the services that relate to the reasonable amount for the fees and expenses that such Person expects to incur following the Closing;

(xxi) the Company is delivering to Purchaser a letter agreement, duly executed by IBM Business Consulting Services, with respect to the matters referred to in Section 5.6; and

(xxii) the Company is delivering to Purchaser, duly executed Consents, under the Contracts (including the Grants) identified on **Schedule 1.3(b)(xxii)**.

(c)   With respect to all Selling Shareholders and Persons described in clause "(xx)" of Section 1.3(b) who deliver to Purchaser's outside legal counsel, Cooley Godward LLP, by 5:00 p.m. California time on the Closing Date, all duly executed and properly completed agreements, documents and instruments required to be so executed and delivered in accordance with Section 1.3(b), Purchaser shall cause to be transmitted within 72 hours of the Closing Date, by wire transfer of immediately available funds to the account set forth on **Schedule 1.3(c)**, an amount equal to the portion of the Initial Consideration to which such Selling Shareholders are entitled as described in Column 6 of **Schedule 1**, *plus* the portion, if any, of the Initial Consideration to which such Persons described in clause "(xx)" of Section 1.3(b) are entitled to receive (or amounts otherwise payable by the Company to such Persons) in respect of fees, costs and expenses for services rendered prior to the Closing and not theretofore paid (it being understood and agreed by each such Selling Shareholder and other Person that after Purchaser transmits such wire transfer to the account set forth on **Schedule 1.3(c)**, Purchaser shall no longer have any Liability with respect to such payments and such Selling Shareholders and other Persons shall look only to BCM Hanby Wallace for the payment of their portion of the Initial Consideration). The Selling Shareholders further agree to the provisions set forth in **Schedule 1.3(c)(A)**.

(d)   With respect to any Selling Shareholder or Person described in clause "(xx)" of Section 1.3(b) who, after 5:00 p.m. on the Closing Date, delivers to Purchaser's outside legal counsel, Cooley Godward LLP, all duly executed and properly completed agreements, documents and instruments required to be so executed and delivered in accordance with Section 1.3(b), Purchaser shall cause to be transmitted or delivered, as the case may be, on the later of the 15th calendar day following the Closing Date or the 15th calendar day following the date on which Purchaser's outside legal counsel receives all of such agreements, documents and instruments: (i) an amount equal to the portion of the Initial Consideration to which such Selling Shareholder is entitled as described in Column 6 of **Schedule 1**; and (ii) an amount equal to the portion, if any, of the Initial Consideration to which such Persons described in clause "(xx)" of Section 1.3(b) are entitled to receive (or amounts otherwise payable by the Company to such Persons) in respect of fees, costs and expenses for services rendered prior to or following the Closing and not theretofore paid. Any amounts in excess of $100,000 payable pursuant to the immediately preceding sentence shall be paid by wire transfer of immediately available funds to an account designated by the applicable Selling Shareholder or other Person in a writing delivered to Purchaser (or if the applicable Selling Shareholder or other Person has not so delivered wire transfer instructions prior to the time payment is due, then such amount shall be paid by check mailed to such Selling Shareholder or other Person at the address set forth for such Selling Shareholder in **Schedule 1** or to the address designated by such other Person in a writing delivered to Purchaser), and any amounts of $100,000 or less payable pursuant to the immediately preceding sentence shall be paid by check mailed to the applicable Selling Shareholder or other Person at the address set forth for such Selling Shareholder in **Schedule 1** or to the address designated by such other Person in a writing delivered to Purchaser.

1.4   Post-Closing Payments.

(a)   For purposes of Sections 1.4 and 5.4(b), the following terms shall have the following meanings:

(i)   "**Actual 2004/5 Net Revenues**" shall mean the dollar amount of the portion of the revenues recognized by Siebel Systems, Inc., a Delaware corporation ("**Parent**") (on a consolidated basis and in accordance with U.S. GAAP and Parent's revenue recognition policies in effect from time to time) during the period from the Closing through March 31, 2005 (the "**Post-Closing Period**") that are attributable ("**Attributable Revenue**") solely to the sale or license of the products described in **Schedule 1.4(a)(i)** (the "**Identified Products**"), and services directly related to such Identified Products, and the dollar amount, if any, of the other revenues specified in **Schedule 1.4(a)(ii)**, less: (x) an allowance for doubtful accounts established in accordance with U.S. GAAP; and (y) product returns equal to one percent (1%) of the revenues referred to above in this Section 1.4(a)(i) (including those revenues specified in **Schedule 1.4(a)(ii)**) for the Post-Closing Period; *provided however*, that:

(A) For the purposes of this Section 1.4, the list price of any particular Identified Product (the "**List Price**") shall initially be as set forth in **Schedule 1.4(a)(i)(A)** (it being understood that: (I) it is Parent's current expectation that the List Prices as set forth in **Schedule 1.4(a)(i)(A)** will remain in effect throughout the Post-Closing Period; and (II) notwithstanding Parent's current expectation as described in clause "(I)" of this sentence, Parent may change one or more List Prices if Parent, in good faith, determines that such a change is advisable, taking into account, among other factors, any competitive products or new or enhanced technology available in the market and the price of such competitive products or technology).

(B) Should Parent or any Affiliate of Parent sell or license at a discount any Identified Product(s) on a stand alone basis to any Person, then for purposes of this Agreement only (and notwithstanding the actual price for which such Identified Products are sold or licensed), the Attributable Revenue for such Identified Product(s) shall be deemed to be equal to the *product* of: (I) the *product* of (x) the applicable List Price of such Identified Product(s) *multiplied by* (y) the quantity of the Identified Product(s) so sold or licensed, *multiplied by* (II) 1 *minus* the lesser of: (x) the actual discount percentage applied to such sale or license; or (y) the discount percentage as described in the next sentence. For purposes of the immediately preceding clause "(y)" only (and without having any impact on the actual discount percentage that is applied to the Identified Product), the discount percentage with respect to a sale or license of the type described in this clause "(B)" shall be a discount percentage that is consistent with historical discounting by Parent for sales or licenses of products having an equivalent aggregate value under Parent's then current discounting policies and discount matrix.

(C) Should Parent or any Affiliate of Parent sell or license at a discount a group of products to a Person that includes any of the Identified Products, then for purposes of this Agreement only (and notwithstanding the actual price that is allocated to the Identified Product(s) included in such group) the Attributable Revenue for such Identified Product(s) shall be deemed to be equal to the *product* of: (I) the aggregate actual selling price of the group of products, *multiplied* by (II) the *quotient* of: (x) the sum of the *products* of (1) the List Price of each Identified Product included in the group *multiplied* by (2) the quantity of each Identified Product included in the group, *divided* by (y) the sum of the *products* of (1) the list price of each product in the group *multiplied by* (2) the quantity of such product included in the group, including the Identified Products;

(ii) **"Post-Closing Payment**" shall mean any payment that Purchaser is required to make pursuant to Section 1.4.

(b) Subject to any right of setoff that Purchaser may be entitled to exercise pursuant to Section 6.5 (and subject to: (i) the other provisions of Section 1.4; (ii) the note set forth after the table in **Schedule 1**; and (iii) **Schedule 1.4(b)(i)**), if the Actual 2004/5 Net Revenues are equal to or greater than the amount set forth in Item 1 of **Schedule 1.4(b)(ii)**, then Purchaser shall pay to each Selling Shareholder on a date selected by Purchaser on or prior to June 30, 2005 (the "**Post-Closing Payment Date**"), cash in an amount equal to such Selling Shareholder's percentage interest as set forth in Column 4 of **Schedule 1** in the amount equal to the sum of: (i) one half of the amount by which: (A) the Actual 2004/5 Net Revenues, *exceeds* (B) the amount set forth in Item 2 of **Schedule 1.4(b)(ii)**; *plus* (ii) the amount set forth in Item 3 of **Schedule 1.4(b)(ii)**; *provided, however*, that in no event shall the aggregate amount payable by Purchaser to the Selling Shareholders (or, as described in **Schedule 1**, to the Shareholders' Agent on behalf of the Selling Shareholders) pursuant to this Section 1.4(b), together with any amount payable to the Eligible Employees (as defined in Section 5.4(b)) pursuant to Section 5.4, exceed $60,000,000; and *provided, further* that if the Shareholders' Agent delivers an Initial Objection Notice or a Final Objection Notice to Purchaser in accordance with Section 1.4(f) that has not been resolved on or prior to the Post-Closing Payment Date, then Purchaser shall make any payments required under this Section 1.4(b) to the Selling Shareholders (or, as described in **Schedule 1**, to the Shareholders' Agent on behalf of the Selling Shareholders) within 30 days after the dispute identified in such Initial Objection Notice or a Final Objection Notice, as the case may be, is resolved. By virtue of the execution and/or approval of this Agreement, each Selling Shareholder agrees that after Purchaser pays any amount due under this Section 1.4 to an account designated by the Shareholders' Agent in accordance with **Schedule 1**, Purchaser shall have no further Liability with respect to the payment of such amount, and such Selling Shareholder shall look only to the Shareholders' Agent for the payment of his portion of such amount.

For the period beginning on the Closing Date and ending on March 31, 2005, Purchaser shall cause Parent to include the ability to sell the Identified Products as part of Parent's commission and compensation plans for any Person who is an employee of the Acquired Companies as of the Closing Date (to the extent such Person remains an employee of Parent or any of its Affiliates during such period) (it being understood that Parent, in its sole discretion, may (but shall not be obligated to) include the ability to sell the Identified Products in Parent's commission or compensation plans for other employees of Parent or any of its Affiliates if Parent desires to do so). Nothing in this paragraph modifies Parent's ultimate and final discretion to determine commission and compensation rates and to determine the terms and conditions of its commission and compensation plans.

(c)   Notwithstanding anything to the contrary contained in Section 1.4 or elsewhere in this Agreement, any Selling Shareholder who is a Releasor shall forfeit his, her or its portion of any Post-Closing Payment payable pursuant to Section 1.4 if either: (i) such Selling Shareholder has failed to execute and deliver to Purchaser a Release; or (ii) such Release is not in full force and effect at any time following the Closing and prior to the applicable payment date of such Post-Closing Payment. Any amounts that are forfeited as described in the immediately preceding sentence shall be paid, pro rata, to those Selling Shareholders who are otherwise entitled to an allocable portion of any Post-Closing Payment.

(d)   Notwithstanding anything to the contrary contained in this Section 1.4 or elsewhere in this Agreement (and without limiting any other rights or remedies available to Purchaser):

(i)   to the extent any Excess Expenses are not deducted from the Initial Consideration in accordance with Section 1.2, Purchaser may, in its sole discretion, deduct from either the Escrow Account, any Post-Closing Payment or any payment under Section 5.4(b), cash equal to such Excess Expenses; and

(ii)   Purchaser shall be entitled, in its sole discretion, to deduct from either the Escrow Account or any Post-Closing Payment cash equal to the Selling Shareholders' portion of the Post-Closing Payment Fees (as defined below).

(e)   On or before May 15, 2005, Purchaser shall: (i) prepare or cause to be prepared a statement (the "**2004/5 Statement**") setting forth the Actual 2004/5 Net Revenues, together with the dollar amounts of any Post-Closing Payment that Purchaser believes is due in accordance with Section 1.4 with reasonable detail of the Actual 2004/5 Net Revenues by quarter and by type of revenue; and (ii) deliver or cause to be delivered such statement to the Shareholders' Agent for and on behalf of the Selling Shareholders.

(f)   In the event that the Shareholders' Agent objects to Purchaser's calculation of the Actual 2004/5 Net Revenues or the dollar amount of any Post-Closing Payment set forth in the 2004/5 Statement or requires further information in order to perform such calculations or determine such amounts, then within 20 days after the delivery to the Shareholders' Agent of the 2004/5 Statement (the "**Initial Response Period**"), the Shareholders' Agent shall deliver to Purchaser a written notice (an "**Initial Objection Notice**"): (i) describing in reasonable detail the Shareholders' Agent's objections to Purchaser's calculation of the amounts set forth in the 2004/5 Statement and containing a statement setting forth the Actual 2004/5 Net Revenues, or the amount of any such Post-Closing Payment, determined by the Shareholders' Agent to be correct; or (ii) requesting additional information from Purchaser that the Shareholders' Agent requires in order to perform such calculations or determine such amounts (which information, to the extent reasonably necessary in order to perform such calculations, shall be provided by Purchaser within 15 days after Purchaser's receipt of such request). If the Shareholders' Agent does not deliver an Initial Objection Notice to Purchaser during the Initial Response Period, then Purchaser's calculation of the amounts set forth in the 2004/5 Statement shall be binding and conclusive on Purchaser, the Selling Shareholders and the Shareholders' Agent. If the Shareholders' Agent delivers an Initial Objection Notice to Purchaser accompanied by a request for additional information from Purchaser as described above during the Initial Response Period, then the Shareholders' Agent shall have an additional 20 days after receiving from Purchaser all of the information reasonably requested by the Shareholders' Agent and required in order for the Shareholders' Agent to perform its calculation of the amounts set forth in the 2004/5 Statement (the "**Final Response Period**") to deliver to Purchaser a written notice (a "**Final Objection Notice**") describing in reasonable detail the Shareholders' Agent's objections to Purchaser's calculations of the amounts set forth in the 2004/5 Statement accompanied by a statement setting forth the Actual 2004/5 Net Revenues, or the dollar amount of any such Post-Closing Payment, determined by the Shareholders' Agent to be correct. If the Shareholders' Agent has requested additional information during the Initial Response Period and does not deliver a Final Objection Notice to Purchaser during the Final Response Period, then Purchaser's calculation of the amounts set forth in the 2004/5 Statement shall be binding and conclusive on Purchaser, the Selling Shareholders and the Shareholders' Agent. If the Shareholders' Agent delivers an Initial Objection Notice or Final Objection Notice, as the case may be, accompanied by a statement setting forth the Actual 2004/5 Net Revenues, or the amount of any such Post-Closing Payment, determined by the Shareholders' Agent to be correct to Purchaser during either the Initial Response Period or the Final Response Period in accordance with this Section 1.4(f), and if the Shareholders' Agent and Purchaser are unable to agree upon the calculation of the amounts set forth in the 2004/5 Statement within 30 days after such Initial Objection Notice or Final Objection Notice, as the case may be, is delivered to Purchaser, the dispute shall be finally settled by a U.S. nationally recognized independent accounting firm jointly selected by Purchaser and the Shareholders' Agent; provided that, unless otherwise agreed to by Purchaser and the Shareholders' Agent, such independent accounting firm shall have had no material relationship with either the Company or Purchaser or their respective Affiliates during the 5-year period prior to its selection (the "**Accounting Referee**"). The determination by the Accounting Referee of the disputed amounts, Actual 2004/5 Net Revenues and the Post-Closing Payments, if any shall be conclusive and binding on Purchaser, the Selling Shareholders and the Shareholders' Agent. Purchaser and the Selling Shareholders shall each bear and pay 50% of the fees and other expenses of such independent accounting firm (the "**Post-Closing Payment Fees**").

(g)   No rights or interest of any Selling Shareholder under this Section 1.4 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution, by will or pursuant to transfers to, the ancestors, descendants or spouse (or former spouse) of a Selling Shareholder or to trusts for the benefit of such Persons or the Selling Shareholder provided such transferee agrees in writing to be bound by the terms of this Agreement. For the avoidance of doubt, in the case of the Selling Shareholders who are also Eligible Employees, the right to receive a portion of any Post-Closing Payment pursuant to this Section 1.4 is in addition to their right to receive a portion of the Contingent Employee Amount as defined in and pursuant to Section 5.4(b).

(h)   At reasonable times during normal business hours and upon reasonable notice provided to Parent, Parent shall permit the Shareholders' Agent and/or one Representative designated by the Shareholders' Agent who is acceptable to Parent (in Parent's reasonable discretion) and who has agreed in writing to be bound by the confidentiality restrictions contained in this Section 1.4(h) to examine the financial books and records of the Company and/or Parent, only to the extent necessary for the exercise of the Shareholders' Agent's right to object to Purchaser's calculation of the amounts set forth in the 2004/5 Statement and to determine the correct amounts. The Shareholders' Agent agrees that he shall hold (and shall cause the Representative referred to in the preceding sentence to hold) all information acquired during such examination in strict confidence and shall use (and shall cause the Representative referred to in the preceding sentence to use) such information only for purposes of making calculations under Section 1.4.

1.5 **Company Share Options.** In accordance with the terms of the Company Option Plan and/or the applicable Company Option, prior to the Closing: (a) each holder of a Company Option shall enter into the Management Agreement contemplated by the Company Option Plan, appointing the Management Company as such holder's attorney-in-fact for purposes of executing this Agreement on such holder's behalf and agreeing, among other things, to sell the Shares issued to such holder upon exercise of such holder's Company Options to Purchaser in accordance with the terms of this Agreement; and (b) each Company Option, whether vested or unvested, shall be exercised and Company Ordinary Share Capital issued to the relevant holder, or, pursuant to the Company Option Plan, will lapse, in each case in accordance with existing agreements with holders of Company Options and the terms of the Company Option Plan and shall not be assumed by Purchaser. The Management Company is acting as attorney for the Former Option Holders in respect of the sale, pursuant to this Agreement, of the Shares beneficially owned by the Former Option Holders and the entry into this Agreement by each Former Option Holder as, and the assumption by each Former Option Holder of all the rights and obligations of, a Selling Shareholder under this Agreement. Purchaser shall cause the Management Company to make the payments required to be made, and to perform the obligations required to be performed, under the Management Agreement.

1.6 **Withholdings.** Purchaser shall be entitled to deduct and withhold from any consideration payable to or on behalf of any Selling Shareholder pursuant to Section 1.2, Section 1.4 or any other section of this Agreement such amounts as Purchaser may be required to deduct or withhold therefrom under the Code or under any applicable Irish or other Tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Purchaser acknowledges that it is the obligation of Purchaser to pay all stamp duties applicable to the transfer of the Shares by the Selling Shareholders to Purchaser and that the amount of such stamp duties shall not reduce the consideration payable to or on behalf of any Selling Shareholder pursuant to Section 1.2, Section 1.4 or any other section of this Agreement.

2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**

The Company hereby represents and warrants, to and for the benefit of the Indemnitees, as follows:

2.1 **Due Incorporation; Subsidiaries; Etc.**

(a) Each of the Acquired Companies has been duly incorporated under all applicable Legal Requirements, has full power (corporate and other) and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all material Contracts by which it is bound.

(b) Except as set forth in Part 2.1(b) of the Disclosure Schedule, none of the Acquired Companies has conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its respective corporate name as set forth in this Agreement.

(c) Except as set forth in Part 2.1(c) of the Disclosure Schedule, each of the Acquired Companies is qualified to do business as a foreign corporation, and is in good standing (where such a concept is applicable), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification and where the failure to be so qualified would have a Material Adverse Effect on such Acquired Company. Part 2.1(c) of the Disclosure Schedule accurately sets forth each jurisdiction where each Acquired Company is qualified to do business.

(d) **Schedule 2** to this Agreement accurately sets forth: (i) the names and titles of the members of the board of directors of each of the Acquired Companies; (ii) the names of the members of each committee of the board of directors of each of the Acquired Companies; and (iii) the names and titles of the executive officers of each of the Acquired Companies.

(e) The Company owns, legally and beneficially, 100% of the issued shares of the capital of each of the other Acquired Companies. Except as contemplated by the prior sentence, none of the Acquired Companies has ever owned, beneficially or otherwise, any shares or other securities, of, or any direct or indirect equity interest in, any Entity. The Company has not agreed and is not obligated to make any future investment in or capital contribution to any Entity. The Company has not guaranteed and is not responsible or liable for any obligation of any Entity.

2.2 **Memorandum and Articles of Association; Records.** Except as set forth in Part 2.2 of the Disclosure Schedule, the Company has delivered or made available to Purchaser in the data room at the offices of Wilson Sonsini Goodrich & Rosati Professional Corporation at 650 Page Mill Road between March 19, 2004 and April 12, 2004, accurate and complete copies of: (a) the memorandum of association and articles of association or equivalent governing documents, including all amendments thereto, of each of the Acquired Companies (the "**Incorporation Documents**"); (b) the share registers of the Acquired Companies; and (c) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders, the board of directors and all committees of the board of directors of each of the Acquired Companies. Except as set forth in Part 2.2 of the Disclosure Schedule, there have been no formal meetings or other proceedings of the shareholders, board of directors, or any committee of the board of directors of any of the Acquired Companies that are not fully reflected in such minutes or other records. There has been no violation of any of the provisions of the Incorporation Documents of any of the Acquired Companies, and no Acquired Company has taken any action that is inconsistent in any material respect with any resolution adopted by such Acquired Company's shareholders, board of directors or any committee of such Acquired Company's board of directors. Except as set forth in Part 2.2 of the Disclosure Schedule, the books of account, stock records, minute books and other records of each of the Acquired Companies are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices.

2.3   Capitalization; Share Capital

(a)   The authorized share capital of the Company is EUR18,750,000 divided into 90,000,000 Ordinary Shares of EUR0.125 each of which 18,728,053 Ordinary Shares have been issued credited as fully paid up as at the date of this Agreement, 5,000,000 A Ordinary Shares of EUR0.125 each of which 3,350,000 shares have been issued credited as fully paid up as at the date of this Agreement 3,000,000 B Ordinary Shares of EUR0.125 each of which 1,360,000 shares have been issued credited as fully paid up as of the date of this Agreement, 2,000,000 C Ordinary Shares of EUR0.125 each of which 304,933 shares have been issued credited as fully paid up as at the date of this Agreement, and 50,000,000 Series A Convertible Preference Shares of EUR0.125 each of which 14,684,585 shares have been issued credited as fully paid up as of the date of this Agreement.

(b)   The Company holds no option to acquire any of the Shares except pursuant to the terms of the Company Option Plan.

(c)   No Director of any Acquired Company is subject to a restriction order pursuant to section 150 of the 1990 Act or a disqualification order pursuant to section 160 of the 1990 Act or any similar or equivalent restriction or disqualification order in any other jurisdiction.

(d)   The number of directorships held by any Director of any Acquired Company does not and has not at any time since section 45 of the 1999 Act became applicable to any Acquired Company exceeded the number permitted by that section.

(e)   Except as set forth in Part 2.3(e) of the Disclosure Schedule, all of the shares of the Subsidiaries owned by the Company are owned by the Company free and clear of any Encumbrance. Except as set forth in Part 2.3(e) of the Disclosure Schedule, the issued share capital of the Subsidiaries of the Company has in each case been duly authorized and validly issued and is fully paid up and has been issued in compliance with all applicable Legal Requirements, including securities laws, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of such Subsidiaries. There are no options, warrants or other rights outstanding to subscribe for or purchase any shares in the share capital of the Subsidiaries of the Company and such Subsidiaries are not subject to any Contract or court or administrative order under which any of such Subsidiaries is or may become obligated to sell or otherwise issue any shares of its share capital or any other securities. There are no preemptive rights applicable to any shares of capital of any of the Subsidiaries of the Company. The Subsidiaries of the Company do not have the right to vote on or approve any of the transactions contemplated by this Agreement.

(f)   No options to purchase or subscribe for any shares of the share capital of the Company are unexercised or outstanding as of the date of this Agreement. Part 2.3(f) of the Disclosure Schedule accurately sets forth, with respect to each Company Option that was held by a Former Option Holder: (i) the name of the holder of such Company Option; (ii) the total number of ordinary shares of the Company that were subject to such Company Option, which has been exercised in respect of all such shares; (iii) the date on which such Company Option was granted and the Company Option Plan under which it was granted; and (iv) the exercise price per share of the Company Ordinary Share Capital purchasable under such Company Option.

(g)	Part 2.3(g) of the Disclosure Schedule accurately sets forth, with respect to each warrant to purchase shares of the share capital of the Company that is outstanding as of the date of this Agreement: (i) the name of the holder of such warrant; (ii) the total number of shares of Company Share Capital that are subject to such warrant and the number of shares of Company Share Capital with respect to which such warrant is immediately exercisable; (iii) the date on which such warrant was issued and the term of such warrant; (iv) the vesting schedule for such warrant; and (v) the exercise price per share of Company Share Capital purchasable under such warrant. The Company has delivered to Purchaser accurate and complete copies of each Contract pursuant to which any warrant to purchase shares of the share capital of the Company is outstanding.

(h)	Except as set forth in Parts 2.3(f), 2.3(g) and 2.3(h) of the Disclosure Schedule, there is no: (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any shares in the share capital or other securities of any Acquired Company; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of any Acquired Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any shares or any other securities; or (iv) to the best of the knowledge of the Company, there is no condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of the Company.

(i)	Except as set forth in Part 2.3(i) of the Disclosure Schedule, all issued shares of Company Share Capital and all outstanding and unexercised Company Options, have been issued and granted in compliance with: (i) all applicable securities laws and other applicable Legal Requirements; and (ii) all requirements set forth in all applicable Contracts. None of the issued shares of Company Share Capital were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company. Part 2.3(i) of the Disclosure Schedule accurately identifies each Acquired Company Contract relating to any securities of any of the Acquired Companies that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(j)	None of the Acquired Companies has ever purchased, redeemed or otherwise acquired any shares in its share capital or other securities.

2.4   **Financial Statements and Related Information.**

(a)   The Company has delivered to Purchaser the following financial statements (collectively the **"Company Financial Statements"**): (i) the draft audited consolidated balance sheet of the Acquired Companies as at the Accounts Date and the draft audited consolidated profit and loss account of and draft audited consolidated statement of cash flows for the Acquired Companies for the accounting period ended on the Accounts Date and all notes thereto and the directors' report and auditors' report and all other documents and statements annexed thereto (hereinafter referred to as the **"Draft Audited Financial Statements"**); and (ii) the unaudited consolidated balance sheet of the Acquired Companies for the period as at February 29, 2004 (the **"Management Accounts Date"**) and the unaudited consolidated profit and loss account of the Acquired Companies for the period ended on the Management Accounts Date (such balance sheet and profit and loss account are hereinafter referred to as the **"Management Accounts"**).

(b)   Except as set forth in Part 2.4 of the Disclosure Schedule, the Draft Audited Financial Statements present a true and fair view of the consolidated financial position of the Acquired Companies as of the Accounts Date and the results of operations and (in the case of the financial statements referred to in Section 2.4(a)(i)) cash flows of the Acquired Companies for the periods covered thereby. Except as set forth in Part 2.4 of the Disclosure Schedule, the Company Financial Statements have been prepared in accordance with the requirements of the Companies Acts and all other applicable Legal Requirements and in accordance with generally accepted accounting principles and all statements of standard accounting practice applicable in Ireland and on a basis consistent with the consolidated audited accounts of the Acquired Companies for all prior accounting periods.

(c)   Except as set forth in Part 2.4(c) of the Disclosure Schedule, the Management Accounts are true and complete in all material respects and present fairly the financial position of the Acquired Companies as at the Management Accounts Date and the results of operations of the Acquired Companies for the periods covered thereby, subject to customary year-end audit adjustments none of which will be material individually or in the aggregate. Except as set forth in Part 2.4(c) of the Disclosure Schedule, the Management Accounts have been prepared in accordance with the accounting policies of the Acquired Companies adopted in the Draft Audited Financial Statements except that Management Accounts do not contain footnotes and on a basis consistent with the previous monthly Management Accounts of the Acquired Companies and show a fair view of the assets and liabilities and profits and losses of the Acquired Companies as at and to the Management Accounts Date.

(d)   Except as set forth in Part 2.4(d) of the Disclosure Schedule, the books, records and accounts of the Acquired Companies accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Acquired Companies. Except as set forth in Part 2.4(d) of the Disclosure Schedule, the systems of internal accounting controls maintained by the Acquired Companies are sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of the Company Financial Statements in conformity with generally accepted accounting principles and all statements of standard accounting practice applicable in Ireland for the Company and relevant Irish incorporated Subsidiaries of the Company and in accordance with applicable accounting principles and all statements of accounting practice applicable to any non-Irish incorporated Subsidiaries of the Company and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e)   Part 2.4(e) of the Disclosure Schedule provides an accurate listing of all accounts receivable, notes receivable and other receivables (other than Employee Receivables, as defined in Section 2.4(f)) of the Acquired Companies as of the Management Accounts Date. Except as set forth in Part 2.4(e) of the Disclosure Schedule, all existing accounts receivable of the Acquired Companies (including those accounts receivable reflected on the Management Accounts that have not yet been collected and those accounts receivable that have arisen since the Management Accounts Date and have not yet been collected) represent valid obligations of customers of the Acquired Companies arising from bona fide transactions entered into in the ordinary course of business.

(f)   Part 2.4(f) of the Disclosure Schedule provides an accurate and complete breakdown of all amounts (including loans, advances or other indebtedness) owed to any of the Acquired Companies by a director, officer, employee or shareholder of any of the Acquired Companies as of the date of this Agreement (the "**Employee Receivables**"). All Employee Receivables (including those receivables reflected in the Management Accounts that have not yet been collected and those receivables that have arisen since February 29, 2004 and have not yet been collected): (i) represent valid obligations arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current and will be collected in full when due, without any counterclaim or set off.

(g)   Part 2.4(g) of the Disclosure Schedule: (i) identifies the revenues received from each customer of each of the Acquired Companies and from each other Person, in each case, from whom any of the Acquired Companies generated revenues in excess of $50,000 in the fiscal year ended December 31, 2003; and (ii) identifies the revenues received from each customer of each of the Acquired Companies and from each other Person from whom any of the Acquired Companies generated revenues in excess of $50,000 in the first three months of fiscal year 2004. The Company has delivered to Purchaser accurate and complete copies of all Contracts pursuant to which any of the Acquired Companies generated revenues in excess of $50,000 in the fiscal year ended December 31, 2003 and in the three months ended March 31, 2004.

(h)   Part 2.4(h) of the Disclosure Schedule identifies the dollar amount of the "backlog" and the "deferred revenue" of the Acquired Companies as of March 31, 2004, by customer, type of revenue (i.e., license revenue, maintenance revenue, services revenue, etc.) and related Contract.

2.5   **Liabilities.**

(a)   Except as set forth in Part 2.5(a) of the Disclosure Schedule, none of the Acquired Companies has any accrued, contingent or other Liabilities of any nature, either actual or contingent (whether or not required to be reflected in financial statements in accordance with generally accepted accounting principles and all statements of standard accounting practice applicable in Ireland with respect to the Company and the relevant Irish incorporated Subsidiaries of the Company and in accordance with applicable accounting principles and statements of standard accounting practice applicable to all other Subsidiaries of the Company, and whether due or to become due), except for: (i) Liabilities identified as such in the "liabilities" column of the Management Accounts; (ii) Liabilities incurred in the ordinary course of business and consistent with such Acquired Company's past practices; (iii) Liabilities under the Acquired Company Contracts that are expressly set forth in the text of such Acquired Company Contracts; and (iv) the Liabilities identified in Part 2.5(a) of the Disclosure Schedule.

(b)   Part 2.5(b) of the Disclosure Schedule provides an accurate and complete breakdown and aging of: (i) all accounts payable of each of the Acquired Companies as of March 31, 2004; and (ii) all notes payable of each of the Acquired Companies and all other indebtedness of each of the Acquired Companies for borrowed money. Except as set forth in Part 2.4(d) of the Disclosure Schedule, between March 31, 2004 and the date of this Agreement, none of the Acquired Companies has become liable for any accounts payable in excess of $10,000 in any single case, and the Acquired Companies have not become liable for accounts payable in excess of $100,000 in the aggregate.

(c)   Except as set forth in Part 2.5(c) of the Disclosure Schedule, none of the Acquired Companies has ever effected or otherwise been involved in any "off-balance sheet arrangements" as defined in Item 303(c) of Regulation S-K under the Securities Exchange Act of 1934, as amended. Without limiting the generality of the foregoing, except as set forth in Part 2.5(c) of the Disclosure Schedule, none of the Acquired Companies has ever guaranteed any debt or other obligation of any other Person.

2.6   **Absence of Changes.** Except as set forth in Part 2.6 of the Disclosure Schedule, between December 31, 2003 and the date of this Agreement:

(a)   there has not been any material adverse change in any of the Acquired Companies' business, condition, assets, liabilities, operations, or financial performance, and no event has occurred that will or could reasonably be expected to, have a Material Adverse Effect on any of the Acquired Companies;

(b)   there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Acquired Companies' material assets (whether or not covered by insurance);

(c)   none of the Acquired Companies has declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of their respective share capital, and none of the Acquired Companies has purchased, redeemed or otherwise acquired any shares of their respective share capital or other securities, other than from former employees, directors and consultants pursuant to acquisition agreements providing for the acquisition of such securities in connection with their termination of service to any such Acquired Company;

(d) none of the Acquired Companies has sold, issued or authorized the issuance of: (i) any share capital or other security (except for, in the case of the Company, Company Ordinary Shares issued upon the exercise of outstanding Company Options); (ii) any option or right to acquire any share capital or any other security (except for Company Options described in Part 2.3(f) of the Disclosure Schedule); or (iii) any instrument convertible into or exchangeable for any share capital or other security;

(e) the Company has not amended or waived any of its rights under, or permitted the acceleration of vesting under: (i) any provision of any Company Option Plan; (ii) any provision of any agreement evidencing any outstanding Company Option; or (iii) any restricted share purchase agreement;

(f) there has been no amendment to any of the Acquired Companies' Incorporation Documents, and none of the Acquired Companies has effected or been a party to any Acquisition Transaction, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(g) none of the Acquired Companies has formed any subsidiary or acquired any equity interest or other interest in any other Entity;

(h) none of the Acquired Companies has made any capital expenditure which, when added to all other capital expenditures made on behalf of such respective Acquired Company since 31 December, 2003, exceeds $50,000;

(i) none of the Acquired Companies has: (i) entered into or permitted any of the assets, including any Acquired Company IP owned or used by it to become bound by any Contract that is or would constitute a Material Contract (as defined in Section 2.12(a)); or (ii) amended or prematurely terminated, or waived any material right or remedy under, any such Contract;

(j) none of the Acquired Companies has: (i) acquired, leased or licensed any right or other asset from any other Person: (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person; or (iii) waived or relinquished any right, except, in each case, for immaterial rights or other immaterial assets acquired, leased, licensed or disposed of in the ordinary course of business and consistent with past practices of each of the Acquired Companies;

(k) none of the Acquired Companies has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness in excess of $10,000 with respect to a single matter, or in excess of $50,000 in the aggregate;

(l) none of the Acquired Companies has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the ordinary course of business and consistent with such Acquired Company's past practices;

(m) none of the Acquired Companies has: (i) lent money to any Person (other than pursuant to routine travel advances made to current employees of the Acquired Companies in the ordinary course of business); or (ii) incurred or guaranteed any indebtedness for borrowed money;

(n) none of the Acquired Companies has: (i) established or adopted any employee benefit plan; (ii) paid any bonus or made any profit-sharing or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees except pursuant to agreements outstanding as of

December 31, 2003 and identified in Part 2.7(n) of the Disclosure Schedule; or (iii) other than in the ordinary course of business and consistent with past practices, hired any new employee;

(o) none of the Acquired Companies has changed any of its methods of accounting or accounting practices in any respect;

(p) none of the Acquired Companies has made any Tax election;

(q) none of the Acquired Companies has commenced or settled any Legal Proceeding;

(r) none of the Acquired Companies has entered into any material transaction or taken any other material action outside the ordinary course of business or inconsistent with its past practices; and

(s) none of the Acquired Companies has agreed or legally committed to take any of the actions referred to in clauses "(c)" through "(s)" above.

2.7 **Title to Assets.**

(a) Except as set forth in Part 2.7(a) of the Disclosure Schedule, each of the Acquired Companies owns, and has good and valid title to, all assets purported to be owned by it, including: (i) all assets reflected in the Management Accounts; (ii) all assets referred to in Part 2.10(a) of the Disclosure Schedule and all of the rights of the Acquired Companies under the Contracts identified in Part 2.12 of the Disclosure Schedule; and (iii) all other assets reflected in the books and records of the Acquired Companies as being owned by the Acquired Companies. Except as set forth in Part 2.7(a) of the Disclosure Schedule, all of said assets are owned by the Acquired Companies free and clear of any liens or other Encumbrances, except for: (A) any Encumbrances for current taxes not yet due and payable or which are being contested in good faith and which are described in Part 2.7(a) of the Disclosure Schedule; and (B) minor Encumbrances that have arisen in the ordinary course of business and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the present operations of any of the Acquired Companies.

(b) Part 2.7(b) of the Disclosure Schedule identifies all assets that are material to the business of any of the Acquired Companies and that are being leased or licensed to any of the Acquired Companies for which the annual rental payment for each such asset exceeds $25,000.

2.8 **Bank Accounts.**

(a) Part 2.8(a) of the Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of any of the Acquired Companies at any bank or other financial institution.

2.9 **Equipment; Leasehold.**

(a) All material items of equipment and other tangible assets owned by or leased to each of the Acquired Companies are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of each of the Acquired Companies' respective businesses in the manner in which such businesses are currently being conducted.

(b) The Acquired Companies do not own any real property or any interest in real property, except for the leasehold created under the real property leases identified in Part 2.9(b) of the Disclosure Schedule.

2.10 **Intellectual Property.**

(a) Part 2.10(a) of the Disclosure Schedule accurately identifies:

(i) in Part 2.10(a)(i) of the Disclosure Schedule, each proprietary product or service developed, manufactured, marketed or sold by any of the Acquired Companies at any time since January 1, 2001 and any product or service currently under development by any of the Acquired Companies;

(ii) in Part 2.10(a)(ii) of the Disclosure Schedule: (A) each item of Registered IP in which any of the Acquired Companies has or purports to have an ownership interest of any nature (whether exclusively or jointly with another Person); (B) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; (C) any other Person that has an ownership interest in such item of Registered IP and the nature of such ownership interest; and (D) each product or service identified in Part 2.10(a)(i) of the Disclosure Schedule that embodies, utilizes or is based upon or derived from (or, with respect to products and services under development, that is expected to embody, utilize or be based upon or derived from) such item of Registered IP;

(iii) in Part 2.10(a)(iii) of the Disclosure Schedule: (A) all Intellectual Property Rights or Intellectual Property licensed to any of the Acquired Companies (other than any non-customized software that: (1) is so licensed solely in executable or object code form pursuant to a nonexclusive, internal use software license, (2) is not incorporated into, or used directly in the development, manufacturing or distribution of, the products or services of any of the Acquired Companies and (3) is generally available on standard terms for less than $1,000); (B) the corresponding Contract or Contracts pursuant to which such Intellectual Property Rights or Intellectual Property is licensed to any such Acquired Company; and (C) whether the license or licenses so granted to any such Acquired Company are exclusive or nonexclusive; and

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(iv) in Part 2.10(a)(iv) of the Disclosure Schedule, each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any Acquired Company IP, other than non-exclusive object code licenses granted in the ordinary course of business and involving payments to the Company in an amount or having a value of less than $25,000.

(b) Except as set forth in Part 2.10(b) of the Disclosure Schedule, the Company has provided to Purchaser or a Representative of Purchaser a complete and accurate copy of each standard form of Acquired Company IP Contract used by any of the Acquired Company at any time, including each standard form of: (i) end user license agreement; (ii) development agreement; (iii) distributor or reseller agreement; (iv) employee agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (v) consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision; (vi) confidentiality or nondisclosure agreement, or (vii) service agreement. Part 2.10(b) of the Disclosure Schedule accurately identifies each Acquired Company IP Contract that deviates in any material respect from the corresponding standard form agreement provided to Purchaser. Except as set forth in Part 2.10(b) of the Disclosure Schedule, and except for the nonexclusive licenses and rights granted in Contracts identified in Part 2.10(a)(iv) of the Disclosure Schedule, none of the Acquired Companies is bound by, and no Acquired Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of any of the Acquired Companies to use, exploit, assert, or enforce any Acquired Company IP anywhere in the world.

(c) Except as set forth in Part 2.10(c) of the Disclosure Schedule, the Acquired Companies exclusively own all right, title and interest to and in the Acquired Company IP (other than Intellectual Property Rights or Intellectual Property exclusively licensed to any of the Acquired Companies, as identified in Part 2.10(a)(iii) of the Disclosure Schedule) free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.10(a)(iv) of the Disclosure Schedule and non-exclusive licenses granted by an Acquired Company in the ordinary course of business pursuant to an agreement that do not deviate in any material respect from the Company's standard form end-user license agreement). Without limiting the generality of the foregoing, except as set forth in Part 2.10(c) of the Disclosure Schedule:

(i) all documents and instruments necessary to perfect the rights of the Acquired Companies in the Acquired Company IP have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body; and each Person who is or was an employee or independent contractor of any of the Acquired Companies and who is or was involved in the creation or development of any Acquired Company IP has signed a valid and enforceable agreement containing an irrevocable assignment of Intellectual Property Rights to the Acquired Companies and confidentiality provisions protecting the Acquired Company IP, the form of which has been provided to Purchaser;

(ii) no Acquired Company Employee has any claim, right (whether or not currently exercisable) or interest to or in any Acquired Company IP;

(iii) no employee or independent contractor of any of the Acquired Companies is: (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for any of the Acquired Companies; or (B) in breach of any Contract with any former employer or other Person concerning Intellectual Property Rights or confidentiality;

(iv) no funding, facilities or personnel of any Governmental Body were used to develop or create, in whole or in part, any Acquired Company IP;

(v) the Acquired Companies have taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information held by the Acquired Companies, or purported to be held by the Acquired Companies, as a trade secret;

(vi) none of the Acquired Companies has assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Acquired Company IP to any other Person;

(vii) none of the Acquired Companies is or has ever been a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate such Acquired Company to grant or offer to any other Person any license or right to any Acquired Company IP; and

(viii) the Acquired Companies own or otherwise have and after the Closing will continue to have, all Intellectual Property Rights needed to conduct the business of the Acquired Companies as currently conducted.

(d) All Acquired Company IP is valid, subsisting and enforceable. Without limiting the generality of the foregoing, except as set forth in Part 2.10(d) of the Disclosure Schedule:

(i) each U.S. patent application and U.S. patent in which any of the Acquired Companies has or purports to have an ownership interest was filed within one year of the first printed publication, public use or offer for sale of each invention described in such U.S. patent application or U.S. patent;

(ii) each foreign patent application and foreign patent in which any of the Acquired Companies has or purports to have an ownership interest was filed, or claims priority to a patent application filed, before the time at which each invention described in such foreign patent application or foreign patent was first made available to the public;

(iii) no trademark (whether registered or unregistered) or trade name owned, used, or applied for by any of the Acquired Companies conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used or applied for by any other Person;

(iv) none of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which any of the Acquired Companies has or purports to have an ownership interest has been impaired;

(v) each item of Acquired Company IP that is Registered IP is and at all times has been in compliance with all Legal Requirements, and all filings, payments and other actions required to be made or taken to maintain such item of Acquired Company IP in full force and effect have been made by the applicable deadline;

(vi) no application for a patent or for a copyright or trademark registration or any other type of Registered IP filed by or on behalf of any of the Acquired Companies has been abandoned, allowed to lapse or rejected;

(vii) Part 2.10(d)(vii) of the Disclosure Schedule accurately identifies each filing, payment, and action that must be made or taken on or before the date that is 120 days after the date of this Agreement in order to maintain each such item of Acquired Company IP in full force and effect;

(viii) the Company has provided to Purchaser complete and accurate copies of all applications, correspondence and other material documents related to each such item of Registered IP;

(ix) no interference, opposition, reissue, reexamination or other Legal Proceeding of any nature is or has been pending or, to the best of the knowledge of the Company, threatened, in which the scope, validity or enforceability of any Acquired Company IP is being, has been or could reasonably be expected to be contested or challenged; and

(x) there is no basis for a claim that any Acquired Company IP is invalid or unenforceable.

(e) Except as set forth in Part 2.10(e) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement or any other agreements contemplated by this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement will, with or without notice or the lapse of time, result in or give any other Person the right or option to cause or declare: (i) a loss of, or Encumbrance on, any Acquired Company IP; (ii) a breach of any Contract listed or required to be listed in Part 2.10(a)(iii) of the Disclosure Schedule; (iii) the release, disclosure or delivery of any Acquired Company IP by or to any escrow agent or other Person; or (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Acquired Company IP.

(f) To the best of the knowledge of the Company, except as set forth in Part 2.10(f) of the Disclosure Schedule, no Person has infringed, misappropriated, or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Acquired Company IP. Part 2.10(f) of the Disclosure Schedule accurately identifies (and the Company has provided to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to any of the Acquired Companies or any Representative of any of the Acquired Companies regarding any actual, alleged or suspected infringement or misappropriation of any Acquired Company IP and provides a brief description of the current status of the matter referred to in such letter, communication or correspondence.

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(g) None of the Acquired Companies has ever infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated any Intellectual Property Right of any other Person. Without limiting the generality of the foregoing, except as set forth in Part 2.10(g) of the Disclosure Schedule:

(i) no product, information or service ever manufactured, produced, distributed, published, used, provided or sold by or on behalf of any of the Acquired Companies, and no Intellectual Property ever owned, used or developed by any of the Acquired Companies, has ever infringed, misappropriated or otherwise violated any Intellectual Property Right of any other Person;

(ii) no infringement, misappropriation or similar claim or Legal Proceeding is pending or has been threatened against any of the Acquired Companies or against any other Person who may be entitled to be indemnified, defended, held harmless or reimbursed by any of the Acquired Companies with respect to such claim or Proceeding;

(iii) none of the Acquired Companies has ever received any notice or other communication (in writing or otherwise) relating to any actual, alleged or suspected infringement, misappropriation or violation of any Intellectual Property Right of another Person;

(iv) none of the Acquired Companies is bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to any intellectual property infringement, misappropriation or similar claim (other than pursuant to the standard forms of Acquired Company IP Contracts or other Contracts described in Section 2.10(b));

(v) none of the Acquired Companies has ever assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential Liability of another Person for infringement, misappropriation or violation of any Intellectual Property Right; and

(vi) no claim or Legal Proceeding involving any Intellectual Property or Intellectual Property Right licensed to any of the Acquired Companies is pending or, to the best of the knowledge of the Company, has been threatened, except for any such claim or Legal Proceeding that, if adversely determined, would not adversely affect: (A) the use or exploitation of such Intellectual Property or Intellectual Property Right by any of the Acquired Companies; or (B) the manufacturing, distribution or sale of any product or service being developed, offered, manufactured, distributed or sold by any of the Acquired Companies.

(h) Except as set forth in Part 2.10(h) of the Disclosure Schedule, none of the Acquired Company Software: (i) contains any bug, defect or error (including any bug, defect or error relating to or resulting from the display, manipulation, processing, storage, transmission or use of date data) that materially and adversely affects the use, functionality or performance of such Acquired Company Software or any product or system containing or used in conjunction with such Acquired Company Software; or (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality or performance of such software or any product or system containing or used in conjunction with such Acquired Company Software. The Company has provided to Purchaser a complete and accurate list of all known bugs, defects and errors in each version and component of the Acquired Company Software.

(i) None of the Acquired Company Software contains any "back door," "drop dead device," "time bomb," "Trojan horse," "virus," or "worm" (as such terms are commonly understood in the software industry) or any other code designed or intended to have, or capable of performing, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user's consent.

(j) Except as set forth in Part 2.10(j) of the Disclosure Schedule, none of the Acquired Company Software is subject to any "copyleft" or other obligation or condition (including any obligation or condition under any "open source" license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that: (i) could or does require, or could or does condition the use or distribution of such Acquired Company Software on, the disclosure, licensing or distribution of any source code for any portion of such Acquired Company Software; or (ii) could or does otherwise impose any limitation, restriction or condition on the right or ability of any of the Acquired Companies to use or distribute any Acquired Company Software.

(k) Except as set forth in Part 2.10(k) of the Disclosure Schedule, no source code for any Acquired Company Software has been delivered, licensed or made available to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company. Except as set forth in Part 2.10(k) of the Disclosure Schedule, none of the Acquired Companies has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Acquired Company Software to any escrow agent or other Person who is not, as of the date of this Agreement, an employee of an Acquired Company. Except as set forth in Part 2.10(k) of the Disclosure Schedule, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license or disclosure of any source code for any Acquired Company Software to any other Person who is not, as of the date of this Agreement, an employee of an Acquired Company.

2.11   Performance of Services.

(a)   Except as set forth in Part 2.11(a) of the Disclosure Schedule, all consulting, training, reengineering, integration and other services that have been performed by the Acquired Companies were performed properly and in conformity in all material respects with the terms and requirements of all applicable Contracts and with all applicable Legal Requirements.

(b)   No customer or other Person has ever asserted or threatened to assert any claim against any of the Acquired Companies based upon or in connection with any consulting, training, reengineering, integration and other services performed by any of the Acquired Companies.

2.12   Contracts.

(a)   Part 2.12(a) of the Disclosure Schedule identifies each of the following Acquired Company Contracts (it being understood that Part 2.12(a) does not identify any Contract that has been terminated (or completely performed) prior to the date of this Agreement unless any Acquired Company: (x) has, or may become subject to, any obligation under such Contract; or (y) has or may acquire any right or interest under such Contract):

(i)   each Acquired Company Contract relating to the employment of, or the performance of services by, any employee, consultant or independent contractor; any Acquired Company Contract pursuant to which any of the Acquired Companies is or may become obligated to make any severance, termination or similar payment to any current or former employee or director; and any Acquired Company Contract pursuant to which any of the Acquired Companies is or may become obligated to make any bonus or similar payment (other than payment in respect of salary) in excess of $5,000 to any current or former employee or director;

(ii)   each Acquired Company Contract relating to the voting and any other rights or obligations of a shareholder of any of the Acquired Companies;

(iii)   each Acquired Company Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or material Intellectual Property or Intellectual Property Right, other than non-exclusive object code licenses granted in the ordinary course of business and involving payments to the Company in an amount or having a value of less than $25,000;

(iv)   each Acquired Company Contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

(v)   each Acquired Company Contract relating to the license of any patent, copyright, trade secret or other Intellectual Property or Intellectual Property Right to or from any of the Acquired Companies;

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(vi) each Acquired Company Contract imposing any restriction on any of the Acquired Companies: (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; or (C) to develop or distribute any technology;

(vii) each Acquired Company Contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

(viii) each Acquired Company Contract regarding the acquisition, issuance or transfer of any securities and each Acquired Company Contract affecting or dealing with any securities of any of the Acquired Companies including any restricted share agreements or escrow agreements;

(ix) each Acquired Company Contract which provides for indemnification of any officer, director, employee or agent;

(x) each Acquired Company Contract relating to the creation of any Encumbrance with respect to any material asset of any of the Acquired Companies;

(xi) each Acquired Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement;

(xii) each Acquired Company Contract related to or regarding the performance of consulting, advisory or other services or work of any type to any third party;

(xiii) each Acquired Company Contract relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, any Related Party (as defined in Section 2.19);

(xiv) each Acquired Company Contract constituting or relating to a Government Contract or Government Bid;

(xv) any other Acquired Company Contract that was entered into outside the ordinary course of business or was inconsistent with the past practices of any of the Acquired Companies; and

(xvi) any other Acquired Company Contract that, since December 31, 2002, contemplates or involves: (A) the payment or delivery of cash or other consideration by any Acquired Company in an amount or having a value in excess of $10,000 individually, or $25,000 in the aggregate; or (B) the performance of services having a value in excess of $10,000 individually, or $25,000 in the aggregate.

(Contracts in the respective categories described in clauses "(i)" through "(xvi)" above are referred to in this Agreement as "**Material Contracts**.")

(b)   The Company has delivered or made available to Purchaser accurate and complete copies of all written Material Contracts identified in Part 2.12 of the Disclosure Schedule, including all amendments thereto. Part 2.12(b) of the Disclosure Schedule provides an accurate description of the material terms of each Material Contract that is not in written form. Each Contract identified in Part 2.12 of the Disclosure Schedule is valid and in full force and effect, and, to the best of the knowledge of the Company, is enforceable by the respective Acquired Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)   Except as set forth in Part 2.12(c) of the Disclosure Schedule: (i) none of the Acquired Companies has violated or breached in any material respect, or committed any material default under, any Acquired Company Contract to which it is a party, which remains uncured, and, to the best of the knowledge of the Company, no other Person has violated or breached, or committed any default under, any Acquired Company Contract which remains uncured; (ii) to the best of the knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to (A) result in a violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default or exercise any material remedy under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or modify any Material Contract; (iii) since January 1, 2002, the Company has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Acquired Company Contract; and (iv) none of the Acquired Companies has waived any of its respective material rights under any Material Contract.

(d)   Except as set forth in Part 2.12(d) of the Disclosure Schedule, no Person is actively renegotiating, or has a contractual right pursuant to the terms of any Acquired Company Contract to renegotiate, any amount paid or payable to the respective Acquired Company under any Material Contract or any other material term or provision of any Material Contract.

(e)   The Contracts identified in Part 2.12 of the Disclosure Schedule collectively constitute all of the Contracts necessary to enable each of the Acquired Companies to conduct its business in the manner in which its business is currently being conducted.

(f)   Part 2.12(f) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any bid, offer, award, written proposal, term sheet or similar document, in each case that would contain binding obligations of any Acquired Company if accepted by the recipient, has been submitted by the Company since January 1, 2003.

2.13 **Compliance with Legal Requirements.** Except as set forth in Part 2.13 of the Disclosure Schedule, each of the Acquired Companies is, and has at all times since January 1, 2000 been, in compliance in all material respects with all applicable Legal Requirements. Since January 1, 2000, none of the Acquired Companies has received any written notice or written communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any material Legal Requirement.

2.14 **Governmental Authorizations.** Part 2.14 of the Disclosure Schedule identifies each material Governmental Authorization held by the Acquired Companies, and the Company has delivered to Purchaser accurate and complete copies of all Governmental Authorizations identified in Part 2.14 of the Disclosure Schedule. Except as set forth in Part 2.14 of the Disclosure Schedule, the Governmental Authorizations identified in Part 2.14 of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the respective Acquired Company to conduct its business in the manner in which its business is currently being conducted. Except as set forth in Part 2.14 of the Disclosure Schedule, each of the Acquired Companies is, and at all times since January 1, 2000 has been, in compliance in all material respects with the terms and requirements of the respective Governmental Authorizations identified in Part 2.14 of the Disclosure Schedule. Since January 1, 2000, no Acquired Company has received any notice or other communication from any Governmental Body regarding: (a) any actual or possible violation of or failure to comply with any term or requirement of any Governmental Authorization; or (b) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.

2.15 **Tax Matters**

(a) Except as set forth in Part 2.15(a) of the Disclosure Schedule, all Tax Returns required to be filed by or on behalf of the Acquired Companies with any Governmental Body with respect to any tax period ending on or before the Closing Date (the "**Acquired Companies Returns**"): (i) have been or will be filed on or before the applicable due date (including any extensions of such due date); and (ii) have been, or will be when filed, accurately and completely prepared in compliance with all applicable Legal Requirements. Except as set forth in Part 2.15(a) of the Disclosure Schedule, all information required to be supplied to any Governmental Body has been supplied or caused to be supplied in a timely and proper manner. Except as set forth in Part 2.15(a) of the Disclosure Schedule, the Acquired Companies have duly and properly submitted all claims, elections, amendment to claims, withdrawal of claims and disclaimers which have been assumed to have been made for the purpose of the Accounts. The Acquired Companies have duly and punctually paid all Taxes which they are or have been liable to pay or account for prior to the Closing Date. The Company has delivered, or made available to Purchaser in the data room at the offices of Wilson Sonsini Goodrich & Rosati Professional Corporation at 650 Page Mill Road between March 19, 2004 and April 12, 2004, accurate and complete copies of all Acquired Company Returns filed by or on behalf of the Acquired Companies since January 1, 2000.

(b) Except as set forth in Part 2.15(b) of the Disclosure Schedule, as of the Accounts Date, the Acquired Companies have no liability in respect of Tax (whether actual or contingent) that is not fully provided for in the Accounts. The amount of the deferred tax provision contained in the Accounts was adequate as at the Accounts Date, the making and calculation of such provision was fully in accordance with relevant generally accepted accountancy practice as at the Accounts Date and the Company has not subsequently become aware of any reason why the deferred tax provision contained in the Accounts may not be sufficient. Except as set forth in Part 2.15(b) of the Disclosure Schedule, all Taxes incurred by the Acquired Companies since the Accounts Date arise only from trading income of the Acquired Companies in the ordinary course of business.

(c) Except as set forth in Part 2.15(c) of the Disclosure Schedule, since the Accounts Date (i) no accounting period of any of the Acquired Companies has ended or could be treated as having ended; (ii) none of the Acquired Companies have been involved in any transaction for which any tax clearance has been sought or obtained or could have been sought or obtained; (iii) none of the Acquired Companies has declared, made or paid any distribution within the meaning of TCA; (iv) there has been no disposal of any asset (including trading stock) or supply of any service or business facility of any kind (including a loan of money or the letting, hiring or licensing of any property whether tangible or intangible) in circumstances where the consideration actually received or receivable for such disposal or supply was less than the consideration which could be deemed to have been received for tax purposes; (v) no event has occurred which will or may give rise to a liability to taxation on any of the Acquired Companies where such liability would be computed by reference to deemed income, profits or gains or which will or may give rise to a liability to taxation on any of the Acquired Companies where such liability is directly or primarily chargeable against or attributable to another person, firm or company; (vi) none of the Acquired Companies have received any notice from any tax, revenue or fiscal authority which required or will or may require any of the Acquired Companies to withhold tax from any payment actually made since the Accounts Date or which is likely to be or may be made after the Closing Date; and (vii) none of the Acquired Companies have made any payment or become obliged to make any payment which will not be deductible when calculating trading profits for the purposes of corporation tax.

(d) There is no dispute, disagreement, claim or Legal Proceeding outstanding with respect to any of the Acquired Companies in respect of any Tax and no such dispute, disagreement, claim or Legal Proceeding is expected or contemplated or likely to commence regarding any liability or potential liability to any Tax or regarding the availability of any relief from Tax. There are no liens for Taxes upon any of the assets of any of the Acquired Companies. No Acquired Company Return relating to Taxes has ever been examined or audited by any Governmental Body. Except as set forth in Part 2.15(d) of the Disclosure Schedule, none of the Acquired Companies is, or has been, a party to or bound by any tax indemnity agreement, tax sharing agreement, tax allocation agreement or similar agreement.

(e) Each of the Acquired Companies is resident for tax purposes in its country of incorporation, has not been at any time resident for tax purposes in any jurisdiction other than or in addition to its country of incorporation, has never carried on any trade in any other country, (whether through a branch, agency, permanent establishment or otherwise) other than its country of incorporation, and has not at any time paid tax on income, profits or gains to any tax, revenue or fiscal authority in any other country except its country of incorporation.

(f) Except as set forth in Part 2.15(f) of the Disclosure Schedule, every document in the possession of or under the control of any of the Acquired Companies or which affords any right or rights to any of the Acquired Companies has been duly and properly stamped and none of the Acquired Companies has any outstanding liability for stamp duty or capital duty or other similar tax or interest or penalties relating to stamp duty or capital duty. None of the Acquired Companies has been involved in any transaction involving any instrument in relation to which a claim for exemption from stamp duty or other similar tax was made.

(g) Except as set forth in Part 2.15(g) of the Disclosure Schedule, each of the Acquired Companies have sufficient and proper records relating to past events, including any claims or elections made to calculate the tax liability or relief that would arise on any disposal or on the realization of any asset owned by any of the Acquired Companies at the Accounts Date or acquired by any of the Acquired Companies since the Accounts Date but before the Closing Date. In the seven years prior to the Accounts Date the amount of any tax liability of any of the Acquired Companies has not, to any material extent, depended on any arrangement or concession (in either case whether formal or informal) with any tax, revenue or fiscal authority. Each of the Acquired Companies are in material compliance with all terms and conditions of any tax exemptions, claims, elections or reliefs they have applied for or obtained from any tax, revenue or fiscal authority and the execution of this agreement will not have any adverse effect on the continued validity and effectiveness of any such tax exemptions, claims, elections or reliefs.

(h) Except as set forth in Part 2.15(h) of the Disclosure Schedule, if each asset owned by the Acquired Companies at the Accounts Date was disposed of by the relevant Acquired Company for a consideration equal to the value attributed to that asset in preparing the Accounts then the tax liability arising to the relevant Acquired Company in respect of the disposal of the relevant asset would not be greater than the amount taken into account in respect of that asset in calculating any provision for tax as set out in the Accounts. Except as set forth in Part 2.15(h) of the Disclosure Schedule, if each asset acquired by the relevant Acquired Company since the Accounts Date was disposed of for a consideration equal to the consideration paid by the relevant Acquired Company on acquisition then no tax liability would arise to the relevant Acquired Company in respect of the disposal of that asset.

(i) In respect of all dividends paid, the Acquired Companies have fully and correctly complied with the provisions of Chapter 8A of Part 6 TCA or other comparable foreign provision, and have deducted and accounted for all appropriate dividend withholding tax and have no outstanding liability in respect of dividend withholding tax. In respect of all dividends paid by any of the Acquired Companies, which were exempt from dividend withholding tax, such Acquired Company has received a declaration, in the form prescribed in Schedule 2A to TCA or other comparable foreign provision, from the recipients of such dividends, evidencing that dividend withholding tax was not payable.

(j) The Company is the beneficial owner of all of the shares in its Subsidiaries and any profit on the sale of such shares by the Company would not give rise to a trading receipt. There is no reason why each Acquired Company would not be treated as a member of the same group of companies as the other members for the purposes of Chapter 5 Part 12 TCA or other comparable foreign provision. None of the Acquired Companies have made a claim for group relief or a surrender of group relief or advance corporation tax to a company that is not a member of the same group and none of the Acquired Companies has received payment in respect of any surrender of group relief or advance corporation tax which may be due to be repaid to any company that is not a member of the same group. In the eleven years prior to the date of this agreement none of the Acquired Companies have acquired from any other company any asset in circumstances where the companies were, at the time of the acquisition, members of the same group of companies for tax purposes.

(k) Except as set forth in Part 2.15(k) of the Disclosure Schedule, none of the Acquired Companies have been involved in any tax avoidance transaction within the meaning of Section 811 TCA or other comparable foreign provision. The trade carried on by each of the Acquired Companies has not at any time qualified for relief under Part 14 TCA or other comparable foreign provision.

2.16   Employee and Labor Matters; Benefit Plans

(a)   Part 2.16(a) of the Disclosure Schedule identifies each salary, bonus, deferred compensation, incentive compensation, share purchase, share option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement (collectively, the "**Plans**") sponsored, maintained, contributed to or required to be contributed to by each of the Acquired Companies for the benefit of any current or former employee of the respective Acquired Company, except for Plans which would not require the respective Acquired Company to make payments or provide benefits having a value in excess of $25,000 in the aggregate.

(b)   Except as set forth in Part 2.16(b) of the Disclosure Schedule, none of the Acquired Companies maintains, sponsors or contributes to, and, to the best of the knowledge of the Company, none of the Acquired Companies has at any time in the past maintained, sponsored or contributed to, any retirement, death or disability benefit scheme for the benefit of current or former employees of any of the Acquired Companies (a "**Pension Plan**").

(c)   Except as set forth in Part 2.16(c) of the Disclosure Schedule, with respect to each Plan, the Company has delivered to Purchaser or a Representative of Purchaser or made available to Purchaser in the data room at the offices of Wilson Sonsini Goodrich & Rosati Professional Corporation at 650 Page Mill Road between March 19, 2004 and April 12, 2004: (i) an accurate and complete copy of such Plan (including all amendments thereto); (ii) an accurate and complete copy of the annual report with respect to such Plan for the last two years, as applicable; (iii) an accurate and complete copy of the most recent summary plan description, with respect to such Plan, and all material employee communications relating to such Plan; (iv) if such Plan is funded through a trust or any third party funding vehicle, an accurate and complete copy of the trust or other funding agreement (including all amendments thereto) and accurate and complete copies the most recent financial statements thereof; and (v) accurate and complete copies of all material Contracts relating to such Plan, including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements. The Company is in possession of a determination letter (or opinion letter, if applicable) received from the Internal Revenue Service with respect to each Plan intended to be qualified under Section 401(a) of the Code.

(d)   Except as set forth in Part 2.16(d) of the Disclosure Schedule, none of the Acquired Companies has any plan or commitment to create any additional Pension Plan, or to modify or change any existing Pension Plan (other than to comply with applicable law) in a manner that would affect any current or former employee of any of the Acquired Companies.

(e)   No Pension Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee of any of the Acquired Companies after any such employee's termination of service (other than: (i) benefit coverage mandated by applicable law; (ii) deferred compensation benefits accrued as liabilities on the Company Financial Statements; and (iii) benefits the full cost of which are borne by current or former employees of any of the Acquired Companies (or such employees' beneficiaries)). Any Pension Plan that has been established for employees of any of the Acquired Companies in Ireland is approved by the Irish Revenue Commissioners under Part 30, Chapter 1 of TCA and there is no basis upon which such approval will be withdrawn.

(f) Except as set forth in Part 2.16(f) of the Disclosure Schedule, all lump sum benefits and dependents pensions payable under a Pension Plan on the death of a member thereof while in an employment to which the Pension Plan relates (other than a refund of contributions with interest where appropriate) and all benefits payable under any other Plan during a period of sickness or disability of a member thereof are fully insured under policies effected with a life office authorized under the terms of the European Communities (Life Assurance) Regulations 1984, to carry on life assurance business in the Republic of Ireland (or similar appropriate authority in respect of Pension Plan members outside the Republic of Ireland) at its normal rates and on its normal terms for persons in good health. All information which has been supplied to any life office which has issued or undertaken to issue policies for the purpose of the Pension Plan and any other Plan is true and complete, and such policies are enforceable and there are no grounds on which the life office might avoid liability thereunder.

(g) Each of the Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, and the Acquired Companies have complied with their contractual obligations to make any contributions to the Plan.

(h) Except as set forth in Part 2.16(h) of the Disclosure Schedule, neither the execution, delivery or performance of this Agreement or any of the other transactions contemplated by this Agreement, will result in any payment (including any bonus, golden parachute or severance payment) to any current or former employee or director of any of the Acquired Companies (whether or not under any Plan), or materially increase the benefits payable under any Plan, or result in any acceleration of the time of payment or vesting of any such benefits.

(i) Part 2.16(i) of the Disclosure Schedule contains a list of all employees and independent contractors of each of the Acquired Companies as of the date of this Agreement, and correctly reflects, in all material respects, their salaries, any other cash compensation payable to them (including compensation payable pursuant to bonus, deferred compensation or commission arrangements), their benefits, their dates and term (if applicable) of employment and notice periods, the number of hours of vacation time and sick time which such employees have accrued and the aggregate dollar amounts thereof, their accrued and unpaid vacation, their positions, the name of their employing entity and their visa status, if applicable. The Company is not a party to any collective bargaining contract or other Contract with a labor union involving any of its current or former employees.

(i) Except as set forth in Part 2.16(i) of the Disclosure Schedule, no Acquired Company has entered into any recognition agreement with a trade union nor has it done any act which might be construed as recognition and there are no agreements or other arrangements between any Acquired Company and any trade union or other body representing employees.;

(ii) No Acquired Company, and none of its respective employees, is involved in any industrial dispute, and so far as the Company is aware no circumstances exist which might suggest that there will or may be any industrial dispute involving any Acquired Company, or that any of the provisions of this Agreement may lead to an industrial dispute.

(j) There are no claims pending or threatened against any Acquired Company, by an employee or workman or third party, in respect of any accident or injury, which are not or would not be fully covered by insurance.

(k) To the best of the knowledge of the Company, Part 2.16(k) of the Disclosure Schedule identifies each current employee of any of the Acquired Companies who is not fully available to perform work because of disability, maternity, sickness or other leave and sets forth the basis of such leave and the anticipated date of return to full service.

(l) Except as set forth in Part 2.16(l) of the Disclosure Schedule, each of the Acquired Companies is in compliance in all material respects with all applicable Legal Requirements and Contracts relating to employment, employment practices, wages, bonuses and terms and conditions of employment, including employee compensation matters.

(m) Except as set forth in Part 2.16(m) of the Disclosure Schedule, each of the Acquired Companies has good labor relations and none of the Acquired Companies has any reason to believe that: (i) the consummation of the transactions contemplated by this Agreement or any of the other transactions contemplated by this Agreement will have a material adverse effect on the labor relations of any of the Acquired Companies, or (ii) any of the employees of any of the Acquired Companies will terminate his or her employment with such Acquired Company within 60 days of the Closing.

(i) Except as set forth in Part 2.16(m)(i) of the Disclosure Schedule, no past employee of any Acquired Company has a right to return to work or has or may have a right to be reinstated or re-engaged under the Unfair Dismissal's Acts 1977 and 1993, Maternity Protection Act 1994, Adoptive Leave Act 1995, Parental Leave Act 1998, Employment Equality Act 1998, Carers Leave Act 2001 or Protection of Employees (Part-Time Work) Act 2001 or any other applicable employment law or agreement.

(ii) Except as set forth in Part 2.16(m)(ii) of the Disclosure Schedule, no Acquired Company is liable to make any payment to any person under the Redundancy Payments Acts 1967 to 1991 or the Protection of Employment Act 1977 or any other applicable employment law.

(n) Except as set forth in Part 2.16(n) of the Disclosure Schedule, save to the extent (if any) to which provision or allowance has been made in the Company Financial Statements:

(i) no liability has been incurred by any Acquired Company for breach of any contract of service or for services, for redundancy payments, protective awards or for compensation for wrongful dismissal, unfair dismissal or a discriminatory dismissal or for failure to comply with any order for the reinstatement or re-engagement of any employee or for any other Liability accruing from the termination of any Contract of employment or for services;

(ii) no Acquired Company has made or agreed to make any payment or provided or agreed to provide any benefit to any present or former officer or employee or any dependent of any such former officer or employee in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any present or former officer or employee; and

(iii) no claims have been made for equal pay, discrimination, sexual or other harassment, nor are any such claims threatened and, to the knowledge of the Company, no such claims are pending, nor are there any facts or circumstances which may give rise to such a claim being made.

(o) Except as set forth in Part 2.16(o) of the Disclosure Schedule, there are no training schemes, arrangements or proposals in existence at the date hereof nor have there been any such schemes, arrangements or proposals in the past in respect of which a levy may henceforth become payable by any Acquired Company.

(p) The fair market value of the assets of each funded Plan, the liability of each insurer for any Plan funded through insurance or the book reserve established for any Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations with respect to all current and former participants in such Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Plan.

2.17   Environmental Matters. Except as set forth in Part 2.17 of the Disclosure Schedule, each of the Acquired Companies is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each respective Acquired Company of all material Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. None of the Acquired Companies has received any notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such Acquired Company is not in compliance with any Environmental Law, and, to the best of the knowledge of the Company, there are no circumstances that may prevent or interfere with such Acquired Company's compliance with any Environmental Law in the future. Except as set forth in Part 2.17 of the Disclosure Schedule, to the best of the knowledge of the Company (a) no current or prior owner of any property leased or controlled by each of the Acquired Companies has received any notice or other communication (in writing or otherwise), whether from a Government Body, citizens group, employee or otherwise, that alleges that such current or prior owner or such Acquired Company is not in compliance with any Environmental Law; (b) the Acquired Companies have not caused or contributed to any Environmental Release and there are no circumstances which may give rise to any Environmental Release by the Acquired Companies; and (c) no Contaminants are stored or contained on or under any of the Properties whether in storage tanks, land fills, pits, ponds, lagoons or otherwise. All Governmental Authorizations currently held by each of the Acquired Companies pursuant to Environmental Laws are identified in Part 2.17 of the Disclosure Schedule. (For purposes of this Section 2.17: "**Environmental Law**" means (a) the common law and (b) all laws, by-laws, statutes, regulations, rules, orders, instruments, decrees, directives, decisions, injunctions, rulings and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency whether of Ireland, the European Union or elsewhere and all approved codes of practice (whether voluntary or compulsory), in each case, relating to the protection of the Environment or of human health or safety or welfare, exposure of any person to a Contaminant or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant including the provisions of the Public Health (Ireland) Act 1878, the Fisheries Acts 1959-2000, the Local Government (Water Pollution) Acts 1977 and 1990, the European Communities (Waste) Regulations 1979, the Air Pollution Act 1987, the European Communities (Environmental Impact Assessment) Regulations 1989, the Planning Acts the Planning and Development Regulations 2001, the Building Control Act 1990, the Environmental Protection Agency Act 1992, and the Waste Management Act 1996 and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto;

2.18   Insurance.   Part 2.18 of the Disclosure Schedule identifies all insurance policies maintained by, at the expense of or for the benefit of each of the Acquired Companies and identifies any material claims made thereunder, and the Company has delivered to Purchaser accurate and complete copies of the insurance policies identified on Part 2.18 of the Disclosure Schedule. Each of the insurance policies identified in Part 2.18 of the Disclosure Schedule is in full force and effect. Except as set forth in Part 2.18 of the Disclosure Schedule, since January 1, 2000, none of the Acquired Companies has received any notice or other communication regarding any actual or possible: (a) cancellation or invalidation of any insurance policy; (b) refusal of any coverage or rejection of any claim under any insurance policy; or (c) material adjustment in the amount of the premiums payable with respect to any insurance policy.

2.19   Related Party Transactions.   Except as set forth in Part 2.19 of the Disclosure Schedule, since January 1, 2001: (a) no Related Party (as defined below) has, and no Related Party has had, any interest in any material asset used in or otherwise relating to the business of any of the Acquired Companies; (b) no Related Party is, or has been, indebted to any of the Acquired Companies (other than for ordinary travel advances and for amounts less than $2,000 in the aggregate); (c) to the best of the knowledge of the Company, no Related Party has entered into, or has had any financial interest in, any material Contract, transaction or business dealing or involving any of the Acquired Companies; (d) to the best of the knowledge of the Company, no Related Party is competing, or has at any time competed, with any of the Acquired Companies; and (e) no Related Party has any claim or right against any of the Acquired Companies (other than rights under Company Options and rights to receive compensation for services performed as an employee of the respective Acquired Company or other rights arising in the ordinary course of employment). (For purposes of this Section 2.19 each of the following shall be deemed to be a "**Related Party**": (i) each shareholder who holds more than 1% of the issued share capital of an Acquired Company; (ii) each individual who is, or who has at any time since inception been, an officer or director of any of the Acquired Companies; (iii) each member of the immediate family of each of the individuals referred to in clauses "(i)" and "(ii)" above; and (iv) any trust or other Entity (other than the Company) in which any one of the individuals referred to in clauses "(i)", "(ii)" and "(iii)" above holds (or in which more than one of such individuals collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.)

2.20 **Legal Proceedings; Orders.**

(a) Except as set forth in Part 2.20(a) of the Disclosure Schedule, there is no pending Legal Proceeding and, to the best of the knowledge of the Company, no Person has threatened to commence any Legal Proceeding: (i) that involves any of the Acquired Companies or any of the assets owned or used by any of the Acquired Companies or any Person whose liability any of the Acquired Companies has or may have retained or assumed, either contractually or by operation of law; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with any of the transactions contemplated by this Agreement; (iii) that relates to the ownership of any share capital of any of the Acquired Companies, or any option or other right to the share capital of any of the Acquired Companies, or right to receive consideration as a result of this Agreement; or (iv) seeking to compel any of the Acquired Companies, Purchaser or any Subsidiary of Purchaser to dispose of or hold separate any material assets as a result of the Agreement or any of the other transactions contemplated by this Agreement. To the best of the knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) Except as set forth in Part 2.20(a) of the Disclosure Schedule, since inception, no Legal Proceeding has ever been commenced by or has ever been pending against any of the Acquired Companies.

(c) There is no order, writ, injunction, judgment or decree involving or naming any of the Acquired Companies to which any of the Acquired Companies, or any of the assets owned or used by each of the Acquired Companies, is subject. To the best of the knowledge of the Company, no director or other employee of any of the Acquired Companies is subject to any order, writ, injunction, judgment or decree that prohibits such director or other employee from engaging in or continuing any conduct, activity or practice relating to the respective Acquired Company's business.

2.21 **Authority; Binding Nature of Agreement.**

(a)   The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement; and the execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary action on the part of the Company and its board of directors. This Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)   The Company's board of directors has unanimously approved this Agreement.

2.22 **Non-Contravention; Consents.**   Except as set forth in Part 2.22 of the Disclosure Schedule, neither (1) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (2) any of the other transactions contemplated by this Agreement, will (with or without notice or lapse of time):

(a)   contravene, conflict with or result in a violation of: (i) any of the provisions of any Incorporation Documents of any of the Acquired Companies; or (ii) any resolution adopted by the shareholders, board of directors or any committee of the board of directors of any of the Acquired Companies;

(b)   contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which any of the Acquired Companies, or any of the assets owned or used by any of the Acquired Companies, is subject;

(c)   contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by any of the Acquired Companies or that otherwise relates to any such Acquired Company's business or to any of the assets owned or used by any such Acquired Company;

(d)   contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Acquired Company Contract that is or would constitute a Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any such Acquired Company Contract; (ii) accelerate the maturity or performance of any such Acquired Company Contract; or (iii) cancel, terminate or modify any such Acquired Company Contract; or

(e)   result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by any of the Acquired Companies (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of any of the Acquired Companies).

Except as set forth in Part 2.22 of the Disclosure Schedule, none of the Acquired Companies is and none of the Acquired Companies will be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (y) any of the other transactions contemplated by this Agreement.

2.23   Shareholder Consents Required. The consent of the holders of a majority of the Series A Preferred Share Capital is the only consent or vote of the holders of any class or series of the Company's share capital necessary to approve this Agreement and the other transactions contemplated by this Agreement.

2.24   Full Disclosure. To the best of the knowledge of the Company, this Agreement (including the Disclosure Schedule) does not: (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

2.25   Brokers. Except as set forth in Part 2.25 of the Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the Agreement or the transactions contemplated by the Agreement based upon arrangements made by or on behalf of the Company.

2.26   No Existing Discussions. None of the Acquired Companies and no Representative of any of the Acquired Companies is engaged in any discussions or negotiations with any other Person (other than Purchaser) relating to any Acquisition Transaction.

3.   REPRESENTATIONS AND WARRANTIES OF SELLING SHAREHOLDERS

Each Selling Shareholder, as to such Selling Shareholder, hereby represents and warrants, to and for the benefit of the Indemnitees, as follows:

3.1   Ownership of Shares.

As of the date of this Agreement, the Shares set out opposite such Selling Shareholder's name and address set forth in **Schedule 1** are beneficially owned by such Selling Shareholder (except in the case of the Management Company with respect to which the Shares are held as nominee for the Former Option Holders) free from any Encumbrances whatsoever and from any agreement, obligation or commitment to create, grant, give or permit to subsist any Encumbrances whatsoever and such Selling Shareholder is entitled to sell and transfer to Purchaser the full legal and beneficial ownership of the Shares free from any Encumbrance pursuant to the terms of the Agreement.

3.2 **Capacity and Authority of Selling Shareholders**.

(a) Such Selling Shareholder has full power and authority to enter into, perform and comply with its obligations under this Agreement and any other agreement which it is required to enter into hereunder and this Agreement constitutes and any such other agreements when executed will constitute legal, valid and binding obligations on such Selling Shareholder enforceable against such Selling Shareholder in accordance with its or their respective terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) If such Selling Shareholder is an Entity: (i) to the extent applicable, it is duly incorporated and/or organized and validly existing under the laws of the country of its incorporation or organization; (ii) all necessary actions, conditions and things have been taken, fulfilled and done in order to enable it to enter into, perform and comply with its obligations hereunder and those obligations are validly, and legally binding and enforceable upon it; and (iii) its entry into and performance of or compliance with its obligations hereunder does not violate or exceed any power or restriction granted or imposed by: (A) any Legal Requirement to which it is subject; or (B) any of its charter or similar documents, and (iv) the entry into, performance of or compliance by such Selling Shareholder with its obligations under this Agreement and any document entered into by it pursuant to this Agreement will not: (A) constitute a breach of any Contract to which it is a party or which is binding on it or over its assets; nor (B) result in the existence of, or oblige it to create any Encumbrance over those assets.

(c) There is no pending Legal Proceeding and to the best of the knowledge of such Selling Shareholder, no Person has threatened to commence any Legal Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the entering into of this Agreement or any of the other transactions contemplated by this Agreement by such Selling Shareholder. To the best of the knowledge of such Selling Shareholder, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

4. **REPRESENTATIONS AND WARRANTIES OF PURCHASER**

Purchaser represents and warrants to the Company and each Selling Shareholder as follows:

4.1 **Due Organization.** Purchaser is a company incorporated under the laws of Ireland and has full power (corporate and other) and authority to conduct its business in the manner in which its business is currently being conducted and to own and use its assets in the manner in which its assets are currently owned and used. Purchaser is qualified to do business as a foreign company, and is in good standing (where such concept is applicable), in each jurisdiction in which the nature of its business and of its properties makes such qualification necessary, except where the failure to be so qualified would not have a material adverse effect on Purchaser's business, condition (financial or otherwise), assets, liabilities or operations.

4.2   Non-Contravention; Consents. Neither (a) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor (b) the consummation of the transactions contemplated by this Agreement or any of the transactions contemplated by any other agreement referred to in this Agreement, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of: (i) any of the provisions of the memorandum of association or articles of association of Purchaser; (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of Purchaser; or (iii) any provision of any material contract to which Purchaser is bound or (iv) any Legal Requirement to which Purchaser is subject. Except as otherwise may be required under Irish law, Purchaser will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (A) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (B) the consummation of the transactions contemplated by this Agreement or any of the transactions contemplated by any other agreement referred to in this Agreement.

4.3   Authority; Binding Nature of Agreement. Purchaser has the absolute and unrestricted right, power and authority to enter into and perform its obligations under this Agreement; and the other agreements referred to in this Agreement; and the execution, delivery and performance by Purchaser of this Agreement and the other agreements referred to in this Agreement have been duly authorized by all necessary action on the part of Purchaser and its board of directors. No vote of Purchaser's stockholders is needed to approve this Agreement or any of the other agreements referred to in this Agreement. This Agreement and the other agreements referred to in this Agreement constitute the legal, valid and binding obligations of Purchaser, enforceable against it in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4   Legal Proceedings; Orders. There is no pending Legal Proceeding and to the best of the knowledge of Purchaser, no Person has threatened to commence any Legal Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the entering into of this Agreement or any of the other transactions contemplated by this Agreement. To the best of the knowledge of Purchaser, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that could reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

4.5   Sufficient Funds. Purchaser possesses sufficient funds to meet all obligations required of Purchaser pursuant to this Agreement and any other agreement contemplated by this Agreement.

5.   CERTAIN COVENANTS

5.1   Selling Shareholders as Purchaser Nominees. Pending the registration of Purchaser as the registered holder of the Shares, the Selling Shareholders and the Management Company shall, at Purchaser's expense, cooperate in any manner requested by Purchaser for the calling and conduct of general meetings of any of the Acquired Companies, shall execute on a timely basis all proxy forms, appointments of representatives, consents to short notice and similar actions, and shall comply with all reasonable requests of Purchaser and shall act as the nominees of, and act in accordance with the directions of, Purchaser.

5.2 **Consent to Sale of Company.** Each of the Selling Shareholders hereby: (a) consents, solely in its capacity as a shareholder, to the sale of the Company pursuant to, and in accordance with, the terms of this Agreement; (b) waives all rights of first refusal and/or other restrictions on the transfer of the Shares, whether pursuant to the Company's Incorporation Documents or otherwise applicable to the transactions contemplated by this Agreement; provided that nothing herein shall limit the ability of the holders of a majority of the Series A Preferred Share Capital to effect their drag-along rights set forth in Section 6.5 of that certain Shareholders' Agreement dated October 4, 2001, and made between the shareholders named therein, James Callan and the Company; and (c) hereby grants to the Shareholders' Agent the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and to act for and bind such Selling Shareholder with respect to all matters relating to this Agreement and the transactions contemplated hereby, and (d) agrees that effective upon the Closing, the following agreements shall be terminated and cease to have any further force or effect: (i) that certain Share Subscription, Sale and Shareholders Agreement made between the parties named in the First Schedule and Second Schedule thereto, James Callan and Eontec Limited, dated 4 October 2001, shall be terminated and cease to have any further force or effect; (ii) that certain Share Subscription and Shareholders Agreement dated April 14, 2000, by and among James Callan, Colin Piper, Kieran Collins, Neil Hughes, Davy Nominees Limited, Allen & Company Incorporated, and Eontec Limited, with related Deed of Indemnity; (iii) that certain Supplemental Share Subscription and Shareholders Agreement, dated August 25, 1999, between James Callan, Colin Piper, Kieran Collins and ICC Software Partners limited, ICC BES Managers Limited, Erin Executors and Trustee Company Limited, Eon Technologies Limited and ICC Bank PLC; (iv) that certain Share Subscription and Shareholders Agreement dated July 4, 1997 between James Callan, Colin Piper, Kieran Collins and ICC Software Partners limited, ICC BES Managers Limited, Erin Executors and Trustee Company Limited, and Eon Technologies Limited; and (v) that certain Registration Rights Agreement relating to Eontec Limited dated October 19, 2001, by and among Eontec Limited and the Investors, as defined therein.

5.3 **Public Announcements.** From and after the date of this Agreement, none of the Selling Shareholders shall (and no Selling Shareholder shall permit any of his Representatives to) issue any press release or make any public statement regarding (or otherwise disclose to any Person (other than to the other shareholders of the Company) the existence or terms of) this Agreement or any of the other transactions or documents contemplated by this Agreement, without Purchaser's prior written consent. Notwithstanding the foregoing, following the publication by Parent of its quarterly results of operations, and for so long as Patrick Brazel (**"Mr. Brazel"**) remains an employee of Purchaser or any of its Affiliates, Mr. Brazel shall be permitted to provide quarterly, verbal updates of progress toward the Post-Closing Payment to one or more Selling Shareholders who, immediately prior to the Closing, were represented on the board of directors of the Company (or who had board observer rights); *provided that:* (a) Mr. Brazel obtains Purchaser's prior consent to the substance and content of such verbal update; and (b) each such Selling Shareholder shall have entered into Purchaser's or Parent's standard non-disclosure agreement prior to the disclosure of any information by Mr. Brazel after the date of this Agreement (it being understood that if: (i) Mr. Brazel no longer remains an employee of Purchaser or any of its Affiliates; and (ii) immediately prior to the time that Mr. Brazel ceased to be an employee of the Purchaser and its Affiliates, another Person who was an employee of the Company immediately prior to the Closing and who remains an employee of the Purchaser or any of its Affiliates had substantially similar access to the applicable information to which Mr. Brazel had access as contemplated by this Section 5.3, such other employee shall be substituted for Mr. Brazel for purposes of this Section 5.3).

5.4   **Employee-Related Matters**.

(a)   Those employees of the Acquired Companies that continue to be employees of Purchaser or any of its Affiliates, including the Acquired Companies, following the Closing (the "Continuing Employees") and, if applicable, their eligible dependents, shall, subject to any necessary transition period and the terms of such plans, be immediately eligible to participate in any applicable Purchaser health, vacation, employee stock purchase, 401(k) and other employee benefit plans, to the same extent as comparably situated employees of Purchaser. Each such Continuing Employee shall receive credit under Purchaser's employee benefit plans for purposes of eligibility to participate under such plans for years of service with the Acquired Companies prior to the Closing Date, and Purchaser shall use commercially reasonable efforts to cause any and all pre-existing condition limitations and evidence of insurability requirements under any group health plans of Purchaser in which such employees and, if applicable, their eligible dependents shall participate to be waived, and shall use commercially reasonable efforts to provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deduction, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date. Notwithstanding the foregoing, a Continuing Employee shall not be entitled to participate in both the Company and Purchaser plan with respect to similar benefits (by way of example only, both the Company and Purchaser vacation plans).

(b)   Purchaser shall pay to the Eligible Employees a cash payment (the "**Contingent Employee Amount**"), subject to the following terms and conditions:

(i)   Subject to any right of setoff that Purchaser may be entitled to exercise pursuant to Section 6.5, and subject to the other provisions of this Section 5.4(b): if the Actual 2004/5 Net Revenues are equal to or greater than the amount set forth in Item 1 of **Schedule 5.4(b)**, then Purchaser shall pay to each Eligible Employee on the Post-Closing Payment Date cash (as consideration for the purchase of shares which shall be issued by an Acquired Company to each such Eligible Employee who is entitled to receive a payment under this Section 5.4(b), for an aggregate total subscription price payable by each such Eligible Employee of not more than EUR100, on or prior to the Post Closing Payment Date) in an amount equal to such Eligible Employee's Percentage Allocation (as defined below) in the amount equal to one half of the amount by which: (A) the Actual 2004/5 Net Revenues *exceeds* (B) the amount set forth in Item 2 of **Schedule 5.4(b)**; *provided, however*, that in no event shall the aggregate amount payable by Purchaser to the Eligible Employees pursuant to this Section 5.4(b)(i), together with the aggregate amount payable by Purchaser to the Selling Shareholders (or, as described in Schedule 1, to the Shareholders' Agent on behalf of the Selling Shareholders) pursuant to Section 1.4(b), exceed $60,000,000; and *provided, further* that if the Shareholders' Agent delivers an Initial Objection Notice or a Final Objection Notice to Purchaser in accordance with Section 1.4(f), then Purchaser shall make any payments required under this Section 5.4(b)(i) to the Eligible Employees within 30 days after the dispute identified in such Initial Objection Notice or a Final Objection Notice, as the case may be, is resolved;

(ii)   For purposes of this Section 5.4(b): (A) "**Eligible Employee**" shall mean each Continuing Employee who has executed: (1) a PIIA; (2) if such Continuing Employee is a Releasor, a Release; and (3) an Indemnification and Post Closing Payment Agreement; and (B) an Eligible Employee's "**Percentage Allocation**" shall mean the percentage set forth on the signature page to such Eligible Employee's Indemnification and Post-Closing Payment Agreement, subject to adjustment in accordance with subsection (iii) below.

(iii) The right of any Eligible Employee to receive any portion of the Contingent Employee Amount shall be expressly subject to the following conditions:

(1) at all times from the Closing through the applicable payment date, such Eligible Employee shall have remained: (x) in compliance with the PIIA, once executed, and, if applicable, the Release; (y) an employee in good standing of Purchaser or any of its Affiliates; *provided, however,* that if: (A) any individual has been terminated by Purchaser or any of its Affiliates: (I) other than for Cause, or (II) as a result of his or her death or permanent and total disability (within the meaning of Section 422(c)(6) of the Code) prior to the applicable payment date; or (B) if any individual has terminated his or her employment with Purchaser or any of its Affiliates as a result of such individual's principal place of work being relocated by more than 60 miles prior to the applicable payment date, then the requirement set forth in this clause "(y)" shall be deemed to have been satisfied by such individual on such payment date; and (z) if applicable, in compliance with the Non-Competition Agreement entered into between such Eligible Employee and Purchaser on the date hereof; and

(2) the Release (if applicable), the PIIA and the Non-Competition Agreement (if applicable), in each case executed by such Eligible Employee, shall be in full force and effect on the applicable payment date.

If an Eligible Employee is not in compliance with any aspect of clauses "(1)" or "(2)" above, such Eligible Employee shall not be eligible to receive any portion of the Contingent Employee Amount payable on any payment date following the date such noncompliance occurs. Any amounts that any Eligible Employee would have received but for the immediately preceding sentence (the "**Forfeited Amount**"), shall instead be earned by those Eligible Employees who are otherwise entitled to an allocable portion of the Contingent Employee Amount payable on a particular payment date (collectively, the "**Remaining Eligible Employees**"). Any Forfeited Amount shall be paid pro rata to the Remaining Eligible Employees based on the relative Percentage Allocations of the Remaining Eligible Employees to whom such Forfeited Amount is paid.

(iv) No rights or interest of any Eligible Employee under this Section 5.4 may be assigned, transferred or otherwise disposed of, in whole or in part, other than pursuant to the laws of descent and distribution, by will or pursuant to transfers to, the ancestors, descendants or spouse (or former spouse) of an Eligible Employee or to trusts for the benefit of such Persons or the Eligible Employee provided such transferee agrees in writing to be bound by the terms of this Agreement.

(v) Purchaser shall be entitled to deduct and withhold from any amount payable to any Eligible Employee pursuant to this Section 5.4 or any other section of this Agreement such amounts as Purchaser may be required to deduct or withhold therefrom under the Code or under any Tax law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

5.5 **No Section 338 Election.** None of the parties hereto, nor any of their Affiliates, shall make any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement.

5.6 **IBM/CBA Efforts.** The Shareholders' Agent shall use his commercially reasonable efforts (and Purchaser shall cooperate with the Shareholders' Agent) to cause the following to occur as soon as practicable after the Closing: (a) the Deeds of Charge dated May 29, 2003 and June 18, 2003 and entered into by IBM Business Consulting Services Pty Limited on the one hand (**"IBM"**), and the Company and Eontec R & D Limited on the other hand (collectively **"Eontec"**), and all charges related to such Deeds of Charge, to be terminated and the Encumbrances thereunder released in their entirety; and (b) any source code escrow trigger provisions in any agreements between or among IBM, Commonwealth Bank of Australia, and the Company and its Subsidiaries that result in a license to IBM in any Intellectual Property or Intellectual Property Rights of any of the Acquired Companies that permits IBM to use such Intellectual Property or Intellectual Property Rights other than solely in connection with the internal licenses to Eontec's software that have already been granted to Commonwealth Bank of Australia, to be eliminated (it being understood that: (i) in exercising his duties under this Section 5.6, the Shareholders' Agent shall not be required to incur expenditures; and (ii) Purchaser, in its sole discretion, shall be entitled to control all discussions, negotiations and decisions with respect to the matters referred to in this Section 5.6 and the Shareholders' Agent shall not be deemed to be in breach of his obligations under this Section 5.6 in the event Purchaser takes any such action).

5.7 **Director and Officer Indemnification.** From and after the Closing Date, Purchaser will, for a period of six years after the Closing, to the fullest extent permitted by law, cause the Company to fulfill and honor in all respects the obligations of the Company under any director and officer indemnification provisions of the Incorporation Documents or any agreement disclosed to Purchaser, in each case, in effect immediately prior to the Closing Date. The provisions of this Section 5.6 are intended to be for the benefit of, and will be enforceable by, each director and officer of the Company entitled to indemnification from the Company. The provisions of this Section 5.6 shall not apply to any claim by an Indemnitee pursuant to the terms of this Agreement or any other agreement contemplated by this Agreement.

6. INDEMNIFICATION, ETC.

6.1   Survival of Representations, Etc.

(a)   Subject to Sections 6.1(b) and 6.1(e), the representations and warranties made by the Company and the Selling Shareholders (including the representations and warranties set forth in Section 2) shall survive the Closing and shall expire on the first anniversary of the Closing Date; *provided, however,* that if, at any time prior to the first anniversary of the Closing Date, any Indemnitee (acting in good faith) delivers to the Shareholders' Agent a written notice alleging the existence of an inaccuracy in or a breach of any of the representations and warranties made by the Company or the Selling Shareholders (and setting forth in reasonable detail the basis for such Indemnitee's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 6.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive the first anniversary of the Closing until such time as such claim is fully and finally resolved. Notwithstanding the foregoing, the representations and warranties made by the Selling Shareholders in Section 3.1 shall survive the Closing for an unlimited period of time. The representations and warranties made by Purchaser in Section 4 shall survive the Closing and shall expire on the first anniversary of the Closing Date.

(b)   Notwithstanding anything to the contrary contained in Section 6.1(a) (other than the penultimate sentence of Section 6.1(a)), the Specified Representations shall survive the Closing and shall expire on the later of: (i) the one year anniversary of the Closing Date; and (ii) the date that any portion of the last to be paid of any amounts payable by Purchaser pursuant to Sections 1.4 and 5.4(b) becomes due in accordance with Sections 1.4 and 5.4(b); *provided, however,* that if, at any time prior to such expiration date, any Indemnitee (acting in good faith) delivers to the Shareholders' Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such Specified Representations (and setting forth in reasonable detail the basis for such Indemnitee's belief that such an inaccuracy or breach may exist) and asserting a claim for recovery under Section 6.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.

(c)   The representations and warranties made by the Selling Shareholders and the Company, and the covenants and obligations of the Company and each of the Selling Shareholders, and the rights and remedies that may be exercised by the Indemnitees, shall not be limited or otherwise affected by or as a result of any information (other than information contained in this Agreement and in the Disclosure Schedule) furnished to, or any investigation made by or knowledge of, any of the Indemnitees or any of their Representatives.

(d)   For purposes of this Agreement, each statement or other item of information set forth in the Disclosure Schedule with respect to Section 2 of this Agreement shall be deemed to be a representation and warranty made by the Company, and each statement or other item of information set forth in the Disclosure Schedule with respect to Section 3 of this Agreement shall be deemed to be a representation and warranty made by the Selling Shareholders in this Agreement.

(e)   Nothing contained in this Section 6.1 or (except as set forth in Section 6.2(h)) elsewhere in this Agreement shall limit any rights or remedy of any Indemnitee for claims based on fraudulent or intentional misrepresentation by any of the Selling Shareholders or the Company.

6.2   Indemnification by Shareholders and Eligible Employees.

(a)   From and after the Closing Date (but subject to Section 6.1(a)), the shareholders of the Company who shall have received, or shall be entitled to receive, any portion of the Initial Consideration pursuant to Section 1.2 or any Post-Closing Payments pursuant to Section 1.4, and the Eligible Employees who shall be entitled to receive any portion of the Contingent Employee Amount pursuant to Section 5.4(b) (such shareholders and Eligible Employees being collectively referred to as the "**Indemnitors**"), shall, severally but not jointly, hold harmless and indemnify each of the Indemnitees from and against, and shall compensate and reimburse each of the Indemnitees for, any Damages which are suffered or incurred by any of the Indemnitees or to which any of the Indemnitees may otherwise become subject (regardless of whether or not such Damages relate to any third-party claim) and which arise from or as a result of, or are connected with:

(i)   any inaccuracy in or breach of any representation or warranty made by the Company and/or the Selling Shareholders in this Agreement as of the date of this Agreement or in any other agreement or document executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement (without giving effect to any "Material Adverse Effect" or other materiality qualification, or any similar qualification, contained in such representation or warranty, other than the "Material Adverse Effect" qualification set forth in Section 2.6(a));

(ii)   any breach of any covenant or obligation of the Company and/or the Selling Shareholders in this Agreement or in any other agreement or document executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement;

(iii)   any Excess Expenses, if not otherwise taken into account in determining the Initial Consideration under Section 1.2 or not otherwise deducted from payments otherwise due under Section 1.4;

(iv)   any Post-Closing Payment Fees payable by the Selling Shareholders, if not otherwise deducted from any Post-Closing Payment;

(v)   (A) any claim against, or any Liability of, any Acquired Company for "value added" (or similar) Taxes (including all penalties, charges, surcharges, costs, expenses and interest with respect thereto) resulting from or relating to the matters identified on **Schedule 6.2(a)(v)(A)** (it being understood that nothing in this clause "(A)" shall be deemed to limit any Indemnitee's rights with respect to Section 6.2(a)(i), *provided that*, there shall not be more than one recovery for the same Damages); and (B) any matter referred to in **Schedule 6.2(a)(v)(B)**;

(vi) any Legal Proceeding relating to any inaccuracy or breach or alleged inaccuracy or breach of the type referred to in clause "(i)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 6) (it being understood that no Indemnitee shall be entitled to indemnification under this Section 6.2(a)(vi) in the case of any alleged inaccuracy or breach (which is not an actual inaccuracy or breach) of a representation or warranty unless such alleged inaccuracy or breach relates to a claim against any Indemnitee by a third party that alleges as the basis of such claim facts or circumstances that occurred or existed prior to the Closing); or

(vii) any Legal Proceeding relating to any inaccuracy or breach or alleged inaccuracy or breach or any other matter of the type referred to in clause "(ii)," "(iii)," "(iv)" or "(v)" above (including any Legal Proceeding commenced by any Indemnitee for the purpose of enforcing any of its rights under this Section 6) (it being understood that no Indemnitee shall be entitled to indemnification under this Section 6.2(a)(vii) in the case of any alleged inaccuracy or breach (which is not an actual inaccuracy or breach) of a representation or warranty unless such alleged inaccuracy or breach relates to a claim against any Indemnitee by a third party that alleges as the basis of such claim facts or circumstances that occurred or existed prior to the Closing).

(b) It is understood and agreed that if any of the Acquired Companies suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation or any other matter referred to in Section 6.2(a), then (without limiting any of the rights of Purchaser as an Indemnitee) Purchaser shall also be deemed, by virtue of its ownership of the shares of the Acquired Companies, to have suffered, incurred and otherwise become subject to Damages as a result of and in connection with such inaccuracy, breach or other matter (it being understood, however, that in no event shall there be more than one recovery for the same Damages).

(c) Subject to Section 6.2(e), the Indemnitors shall not be required to make any indemnification payment pursuant to: (i) Sections 6.2(a)(i), 6.2(a)(v) or 6.2(a)(vi); or (ii) 6.2(a)(vii) (as Section 6.2(a)(vii) relates to Section 6.2(a)(v)) until such time as the total amount of all Damages that have been suffered or incurred by any one or more of the Indemnitees, or to which any one or more of the Indemnitees has or have otherwise become subject, exceeds $250,000 in the aggregate. If the total amount of such Damages exceeds $250,000 then the Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages including the $250,000.

(d) Subject to Section 6.2(e), recourse to the cash amount in the Escrow Account shall be an Indemnitee's sole and exclusive remedy for monetary Damages resulting from: (i) an inaccuracy in, or a breach by the Company or any Selling Shareholder of, any representation or warranty contained in this Agreement or in any other agreement or document executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement; and (ii) the matter referred to in Section 6.2(a)(vi).

(e) The limitations that are set forth in Section 6.2(c) shall not apply: (i) in the case of fraudulent or intentional misrepresentation; (ii) to inaccuracies in or breaches of any of the Specified Representations; (iii) to the matters referred to in Sections 6.2(a)(ii), 6.2(a)(iii) or 6.2(a)(iv); or (iv) to the matter referred to in Section 6.2(a)(vii) (as Section 6.2(a)(vii) relates to the matters referred to in clauses "(i)" through "(iii)" of this sentence). The limitations that are set forth in Section 6.2(d) shall not apply: (i) in the case of fraudulent or intentional misrepresentation; (ii) to inaccuracies in or breaches of any of the Specified Representations or any of the representations or warranties contained in any agreement (other than this Agreement) or document executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement; (iii) to the matter referred to in Section 6.2(a)(vi) (as Section 6.2(a)(vi) relates to the Specified Representations or the representations or warranties contained in any agreement or document (other than this Agreement) executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement); or (iv) to the matters referred to in Sections 6.2(a)(ii), 6.2(a)(iii), 6.2(a)(iv), 6.2(a)(v) or 6.2(a)(vii) (it being understood that the limitations that are set forth in Section 6.2(f) shall apply to the matters referred to in clauses "(ii)," "(iii)" and "(iv)" of this sentence).

(f) Except in the case of fraudulent or intentional misrepresentation and except as provided in clause "(ii)" at the end of this sentence, recourse to the cash amount in the Escrow Account and the amount that becomes payable by Purchaser pursuant to Sections 1.4 and 5.4 shall be an Indemnitee's sole and exclusive remedies for monetary Damages resulting from an inaccuracy in or breach of any Specified Representation or the matters referred to in Sections 6.2(a)(ii), 6.2(a)(iii), 6.2(a)(iv), 6.2(a)(v) or 6.2(a)(vii) and, to the extent that it relates to the Specified Representations or the representations or warranties contained in any agreement or document (other than this Agreement) executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement, 6.2(a)(vi) (it being understood that: (i) except in the case of fraudulent or intentional misrepresentation: (A) the Indemnitees shall have no further right to amounts due under the Escrow Agreement, Section 1.4 or Section 5.4 once such amounts have been paid to the shareholders of the Company or the Eligible Employees, as the case may be, in accordance with the terms of the Escrow Agreement, Section 1.4 or Section 5.4; and (B) any amount to be set off against amounts that become payable by Purchaser pursuant to Sections 1.4 and 5.4 shall, to the extent sufficient amounts are payable under Section 5.4, be divided equally between the amount that is payable pursuant to Section 1.4 and the amount that is payable pursuant to Section 5.4; and (ii) nothing in this Agreement shall limit the rights or remedies of any Indemnitee against any particular Indemnitor, or the Liability of any particular Indemnitor, for a breach by such particular Indemnitor of any provision of any agreement (other than this Agreement) executed and delivered by such Indemnitor in connection with the transactions contemplated by this Agreement). Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall be entitled to withhold from any amounts otherwise payable under Section 1.4 or Section 5.4 an amount equal to 100% of any amount claimed by an Indemnitee to be owing in respect of any claim with respect to any Specified Representation or under Sections 6.2(a)(ii), 6.2(a)(iii), 6.2(a)(iv), 6.2(a)(v) or 6.2(a)(vii) that is pending at the time an amount is otherwise payable under Section 1.4 or 5.4, until such claim is fully and finally resolved (at which time Purchaser shall pay the difference, if any, between such withheld amount and any amount owed to any Indemnitee in connection with the resolution of such claim to the appropriate Selling Shareholders or Eligible Employees, as the case may be).

(g) Except in the case of fraudulent or intentional misrepresentation and except as provided in the proviso to this sentence, recourse to the cash amount in the Escrow Account and the amount that becomes payable by Purchaser pursuant to Sections 1.4 and 5.4 shall be the Indemnitees sole and exclusive remedies for monetary Damages: (i) in connection with any indemnification obligation or other liability to which an Indemnitor may become subject under this Agreement or under any other agreement or document executed and delivered to Purchaser in connection with the transactions contemplated by this Agreement; and (ii) with respect to any of the matters referred to in Section 6.2(a); *provided, however,* that nothing in this Agreement shall limit the rights or remedies of any Indemnitee against any particular Indemnitor, or the Liability of any particular Indemnitor, for a breach by such particular Indemnitor of any provision of any agreement (other than this Agreement) executed and delivered by such Indemnitor in connection with the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained in this Agreement, except in the case of fraudulent or intentional misrepresentation and except as provided in the proviso to the immediately preceding sentence, recourse to the amount that becomes payable by Purchaser pursuant to Sections 1.4 and 5.4 shall be the Indemnitees sole and exclusive remedy for monetary Damages with respect to any claim for indemnification, compensation or reimbursement pursuant to this Section 6.2 that is made after the Termination Date (as such term is defined in the Escrow Agreement).

(h) Notwithstanding anything to the contrary contained in this Agreement, in the case of fraudulent or intentional misrepresentation by any Selling Shareholder or by the Company, the following provisions shall apply:

(i) the Indemnitees shall have recourse to the cash amount in the Escrow Account and any amounts that become payable by Purchaser pursuant to Sections 1.4 and 5.4 with respect to any Damages which arise from or as a result of, or are connected with, such fraudulent or intentional misrepresentation (irrespective of the Person who actually participated in or had actual knowledge of such fraudulent or intentional misrepresentation);

(ii) in addition to the rights and remedies referred to in clause "(i)" of this sentence, with respect to any Indemnitor who participated in or had actual knowledge of such fraudulent or intentional misrepresentation, there shall be no limit on such Indemnitor's liability for such fraudulent or intentional misrepresentation; and

(iii) in addition to the rights and remedies referred to in clauses "(i)" and "(ii)" of this sentence, with respect to any Indemnitor who did not participate in or have actual knowledge of the fraudulent or intentional misrepresentation, such Indemnitor's liability for such fraudulent or intentional misrepresentation shall be limited to an amount equal to the sum of the amount deposited in the Escrow Account on such Indemnitor's behalf and any amount that becomes payable to such Indemnitor pursuant to Sections 1.4 and 5.4 (it being understood that such liability shall continue even after any amount deposited in the Escrow Account on such Indemnitor's behalf or any amount that becomes payable to such Indemnitor pursuant to Sections 1.4 and 5.4 is paid to such Indemnitor).

6.3   No Contribution. Each Indemnitor waives, and acknowledges and agrees that he shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or other right or remedy against any of the Acquired Companies or their Representatives in connection with any indemnification obligation or any other liability to which he may become subject under or in connection with this Agreement or any other agreement or document delivered to Purchaser in connection with this Agreement.

6.4   Defense of Third Party Claims. In the event of the assertion or commencement by any Person of any claim or Legal Proceeding (whether against any of the Acquired Companies, against Purchaser or against any other Person) with respect to which any Indemnitor may become obligated to hold harmless, indemnify, compensate or reimburse any Indemnitee pursuant to Section 6, Purchaser shall have the right, at its election, to proceed with the defense of such claim or Legal Proceeding on its own with counsel reasonably satisfactory to the Shareholders' Agent. If Purchaser so proceeds with the defense of any such claim or Legal Proceeding:

(a)   subject to the other provisions of Section 6, all reasonable expenses relating to the defense of such claim or Legal Proceeding shall be borne and paid exclusively by the Indemnitors;

(b)   each Indemnitor shall make available to Purchaser any documents and materials in his possession or control that may be necessary to the defense of such claim or Legal Proceeding; and

(c)   Purchaser shall have the right to settle, adjust or compromise such claim or Legal Proceeding; *provided, however,* that if Purchaser settles, adjusts or compromises any such claim or Legal Proceeding without the consent of the Shareholders' Agent, such settlement, adjustment or compromise shall not be conclusive evidence of the amount of Damages incurred by the Indemnitee in connection with such claim or Legal Proceeding (it being understood that if Purchaser requests that the Shareholders' Agent consent to a settlement, adjustment or compromise, the Shareholders' Agent shall not unreasonably withhold or delay such consent).

Purchaser shall give the Shareholders' Agent prompt notice of the commencement of any such Legal Proceeding against Purchaser or any of the Acquired Companies; provided, however, that any failure on the part of Purchaser to so notify the Shareholders' Agent shall not limit any of the obligations of the Indemnitors under Section 6 (except to the extent such failure materially prejudices the defense of such Legal Proceeding). If Purchaser does not elect to proceed with the defense of any such claim or Legal Proceeding, the Shareholders' Agent may proceed with the defense of such claim or Legal Proceeding with counsel reasonably satisfactory to Purchaser; provided, however, that the Shareholders' Agent may not settle, adjust or compromise any such claim or Legal Proceeding without the prior written consent of Purchaser (which consent may not be unreasonably withheld or delayed).

6.5   Setoff. Subject to the other provisions of this Section 6, in addition to any rights of setoff or other similar rights that Purchaser or any of the other Indemnitees may have at common law or otherwise, Purchaser shall have the right to withhold and deduct any sum that may be owed to any Indemnitee under this Section 6 from any amount otherwise payable by any Indemnitee: (a) to any shareholder of the Company under Section 1.2(c) or Section 1.4; or (b) to any Eligible Employee pursuant to Section 5.4(b) (it being understood that any amounts so withheld or deducted: (i) from any amounts otherwise payable by any Indemnitee to any shareholder of the Company under Section 1.4 shall be so withheld or deducted based upon such shareholder's percentage interest as set forth in Column 4 of **Schedule 1**; and (ii) from any amounts otherwise payable by any Indemnitee to any Eligible Employee under Section 5.4(b) shall be so withheld or deducted based upon such Eligible Employee's Percentage Allocation). Any sum withheld or deducted from a shareholders pursuant to this Section 6.5 shall be so far as possible, a reduction of the consideration payable by Purchaser for the Shares of such shareholder under this Agreement, and any sum withheld or deducted from Eligible Employees pursuant to this Section 6.5 shall be so far as possible, a reduction of the compensation payable by Purchaser to the Eligible Employees under Section 5.4(b).

6.6 **Exercise of Remedies by Indemnitees Other Than Purchaser.** No Indemnitee (other than Purchaser or any successor thereto or assign thereof) shall be permitted to assert any indemnification claim or exercise any other remedy under this Agreement unless Purchaser (or any successor thereto or assign thereof) shall have consented to the assertion of such indemnification claim or the exercise of such other remedy.

7. **MISCELLANEOUS PROVISIONS**

7.1 **Shareholders' Agent.**

(a) Bernard Horn shall act as the agent for the shareholders of the Company and the Eligible Employees in connection with the transactions contemplated by this Agreement (the "**Shareholders' Agent**"). The Indemnitors (other than the Eligible Employees) (by virtue of their execution and/or approval of this Agreement) and the Eligible Employees (by virtue of their execution of the Indemnification and Post-Closing Payment Agreement) irrevocably appoint the Shareholders' Agent as their agent and attorney, in the case of the Selling Shareholders for purposes of Section 1.4, and in the case of the Eligible Employees for purposes of Section 5.4 and in the case of the Indemnitors for purposes of Section 6, and the Shareholders' Agent hereby accepts such appointment. Purchaser shall be entitled to deal exclusively with the Shareholders' Agent on all matters relating to Sections 1.4, 5.4 and 6, and shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Indemnitor by the Shareholders' Agent, and on any other action taken or purported to be taken on behalf of any Indemnitor by the Shareholders' Agent, as fully binding upon such Indemnitor.

(b) By virtue of the execution and/or approval of this Agreement or the execution of the Indemnification and Post-Closing Payment Agreement, the Indemnitors grant to the Shareholders' Agent full authority to execute, deliver, acknowledge, certify and file on behalf of the Indemnitors (in the name of any or all of the Indemnitors or otherwise) any and all documents and take any actions that the Shareholders' Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, and, in the case of any document, in such forms and containing such provisions as the Shareholders' Agent may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 7.1(a).

(c) The Indemnitors recognize and intend that the power of attorney granted in Section 7.1(a): (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Shareholders' Agent; and (iii) shall survive the death or incapacity of each of the Indemnitors.

(d)   If the Shareholders' Agent shall die, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Indemnitors shall, by consent of (i) the Selling Shareholders that held at least a majority of the shares of Company Share Capital (calculated on an as converted to ordinary share basis) immediately prior to the Closing Date, and (ii) the Indemnitors that held at least a majority of the shares of Company Share Capital immediately prior to the Closing Date (calculated on an as-converted-to-ordinary share basis) within ten days after such death or disability, appoint a successor to the Shareholders' Agent and immediately thereafter notify Purchaser of the identity of such successor. Any such successor shall succeed the Shareholders' Agent as Shareholders' Agent hereunder.

(e)   By virtue of the execution and/or approval of this Agreement or the execution of the Indemnification and Post-Closing Payment Agreement, the Indemnitors severally agree to indemnify and hold harmless the Shareholders' Agent against any and all liabilities, losses, damages, claims, costs or expenses incurred by the Shareholders' Agent without gross negligence, bad faith or willful misconduct in carrying out his duties under this Agreement and under the Escrow Agreement.

7.2   Further Assurances. Each party hereto shall execute and cause to be delivered to each other party hereto such instruments and other documents, and shall take such other actions, as such other party may reasonably request (prior to, at or after the Closing) for the purpose of carrying out or evidencing any of the transactions contemplated by this Agreement.

7.3   Fees and Expenses. Purchaser shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by Purchaser, and, so far as it is legally able to do so, the Company shall bear and pay all fees, costs and expenses (including legal fees and accounting fees) that have been incurred or that are incurred by any of the Acquired Companies, in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of: (a) the investigation and review conducted by Purchaser and its Representatives with respect to any of the Acquired Company's business (and the furnishing of information to Purchaser and its Representatives in connection with such investigation and review); (b) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (c) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (d) the consummation of the transaction contemplated by this Agreement and the other transactions contemplated by this Agreement; *provided, however*, that in the event that the Acquired Company Transaction Expenses exceed an amount equal to the aggregate cash receipts actually received by the Company in respect of the exercise of Company Options by holders of Company Options between April 7, 2004 and the Closing Date, minus the sum of: (x) any Taxes due by any Acquired Company with respect to such exercises (to the extent that such Taxes are not funded by the applicable holder); and (y) the amounts payable to the Persons identified on **Schedule 7.3** (the **"Company Option Exercise Cash Receipts"**), such Excess Expenses shall be payable by the Selling Shareholders through a deduction by Purchaser pursuant to Sections 1.2 and/or 1.4, *provided further,* that any exercise of Company Options in reliance upon a cashless exercise facility under the Company Option Plan and in accordance with the Management Agreement, shall be deemed to result in the exercise price payable upon exercise thereof being treated as "actually received" by the Company for purposes of calculating Company Option Exercise Cash Receipts. Subject to the provisos to the preceding sentence, to the extent payment by the Company of some or all of the Acquired Company Transaction Expenses is prohibited by any Legal Requirement (the **"Section 60 Expenses"**), the Selling Shareholders shall bear and pay such Section 60 Expenses, and there shall be a corresponding increase to the Initial Consideration in Section 1.2 of an amount equal to such Section 60 Expenses.

7.4 **Attorneys' Fees.** If any Legal Proceeding relating to this Agreement or the enforcement of any provision of this Agreement is brought against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

7.5 **Notices.** Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received: (a) when delivered by hand; (b) on the day sent by facsimile provided that the sender has received confirmation of transmission as of or prior to 5:00 p.m. local time of the recipient on such day; (c) the first business day after sent by facsimile (to the extent that the sender has received confirmation of transmission after 5:00 p.m. local time of the recipient on the day sent by facsimile); or (d) the third business day after sent by registered mail or by courier or express delivery service, in any case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

If to Purchaser:

Siebel Systems Ireland Holdings Limited
c/o Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404
Attention: Senior Vice President and General Counsel
Facsimile: (650) 477-7343

If to the Company:

Eontec Limited
Block P6
East Point Business Park
Dublin 3, Ireland
Facsimile: +353 1 4335 412

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Jeffrey D. Saper, Esq.
              Steven Bernard, Esq.
Facsimile: (650) 493-6811

If to the Shareholders' Agent:

Bernard Horn
Westmead House,
8 Westmead
London SW15 5Q
Facsimile: (+44) 208 789 2662

with a copy to:
Wilson Sonsini Goodrich & Rosati, Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
Attention: Jeffrey D. Saper, Esq.
                  Steven Bernard, Esq.
Facsimile: (650) 493-6811

7.6   Headings. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

7.7   Counterparts and Exchanges by Fax. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by fax shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.8   Governing Law.

(a)   This Agreement shall be governed by and construed in accordance with, the laws of Ireland.

(b)   Each of the parties hereto hereby agrees, for the benefit of Purchaser and without prejudice to the right of Purchaser to take proceedings in relation hereto before any other court of competent jurisdiction, that the courts of Ireland shall have jurisdiction to hear and determine any suit, action or proceedings that may arise out of or in connection with this Agreement, and for such purposes irrevocably submits to the jurisdiction of such courts.

(c)   The parties agree that if any Legal Proceeding is commenced against any Indemnitee by any Person in or before any court or other tribunal anywhere in the world, then such Indemnitee may proceed against the Company or the Indemnitors in or before such court or other tribunal with respect to any indemnification claim or other claim arising from or relating to such Legal Proceeding or any of the matters alleged therein or any of the circumstances giving rise thereto.

(d)   Notwithstanding anything to the contrary contained in this Agreement or in the Escrow Agreement, any claim for indemnification, compensation or reimbursement pursuant to Section 6 and any other permissible claim for a monetary remedy (such as in the case of a claim based on intentional misrepresentation or fraud) after the Closing, other than claims that are made pursuant to the terms of the Escrow Agreement, shall be brought and resolved exclusively in accordance with **Exhibit B**; *provided, however,* that nothing in this Section 7.8(d) shall prevent Purchaser from seeking preliminary injunctive relief from a court of competent jurisdiction.

7.9   Successors and Assigns. This Agreement shall be binding upon each of the parties hereto and each of their respective successors and assigns, if any. This Agreement shall inure to the benefit of: the Company; Purchaser; the Selling Shareholders; the Eligible Employees; the other Indemnitees and the respective successors and assigns (if any) of the foregoing. After the Closing Date, Purchaser may freely assign any or all of its rights under this Agreement (including its indemnification rights under Section 6), in whole or in part, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person.

7.10   Remedies Cumulative; Specific Performance. The rights and remedies of the parties hereto shall be cumulative (and not alternative). The parties to this Agreement agree that, in the event of any breach or threatened breach by any party to this Agreement of any covenant, obligation or other provision set forth in this Agreement, for the benefit of any other party to this Agreement: (a) such other party shall be entitled (in addition to any other remedy that may be available to it) to (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision, and (ii) an injunction restraining such breach or threatened breach; and (b) such other party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

7.11   Waiver. No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

7.12   Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any Legal Proceeding arising out of or related to this Agreement or the transactions contemplated hereby.

7.13   Amendments. This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered: (a) prior to the Closing Date, on behalf of all parties hereto; and (b) after the Closing Date, on behalf of Purchaser and the Shareholders' Agent (acting exclusively for and on behalf of all of the Selling Shareholders, the Eligible Employees and the Indemnitors).

7.14   Severability. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.

7.15   Parties in Interest. None of the provisions of this Agreement is intended to provide any rights or remedies to any Person other than the parties hereto, the Eligible Employees, the Indemnitees, and their respective successors and assigns (if any).

7.16   Entire Agreement. This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; *provided, however*, that the Mutual Non-Disclosure Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of: (a) the Closing Date; or (b) the date on which such Mutual Non-Disclosure Agreement is terminated in accordance with its terms.

7.17   Disclosure Schedule. The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections contained herein permitting such disclosure, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty set forth in the corresponding numbered or lettered section herein permitting such disclosure.

7.18   Construction.

(a)   For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)   The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)   As used in this Agreement, the words "include" and "including," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "without limitation."

(d)   Except as otherwise indicated, all references in this Agreement to "Sections," "Schedules" and "Exhibits" are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

(e)   All references in this Agreement to $ shall mean U.S. dollars.

The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

SIEBEL SYSTEMS IRELAND HOLDINGS LIMITED,
an Irish company limited by shares

By: /s/ Kenneth A. Goldman

Name: Kenneth A. Goldman

Title: Director

EONTEC LIMITED,
an Irish company limited by shares

By: /s/ Denis Murphy

Name: Denis Murphy

Title: Director

SHAREHOLDERS' AGENT

By: /s/ Bernard Horn

Name: Bernard Horn

SELLING SHAREHOLDERS

ALPINVEST PARTNERS CO-INVESTMENTS 2000 C.V.

By: /s/ W. Milders

Name: W. Milders

Title: Legal Counsel

By: /s/ P.F.F. de von der Schuela

Name: P.F.F. de von der Schuela

Title: Head Legal Affairs

SIGNATURE PAGE TO SHARE PURCHASE AGREEMENT

BAALI A.G.

By: /s/ Patrick J. Brazel

Name: Patrick J. Brazel

Title: via Power of Attorney

By: /s/ Patrick J. Brazel

Name: Patrick J. Brazel

Title:

By: /s/ Gerry Barrett

Name: Gerry Barrett

Title:

By: /s/ James Callan

Name: James Callan

Title:

CANADIAN IMPERIAL BANK OF COMMERCE

By: /s/ Christopher Payne

Name: Christopher Payne

Title: Managing Director

By: /s/ Ken Kilgour

Name: Ken Kilgour

Title: Executive Vice President

By: /s/ Kieran Collins

Name: Kieran Collins

Title: Individual

By: /s/ Declan Costello

Name: Declan Costello

Title:

By: /s/ James Crushell

Name: James Crushell

Title: Individual

EASTBOUND CONSULTORES E SERVICOS LIMITADA

By: /s/ João L. B. Dias

Name: João L. B. Dias

Title: Director

By: /s/ Kevin T. Henry

Name: Kevin T. Henry

Title: N/A - Shareholder (non executive)

By: /s/ Eve Horgan

Name: Eve Horgan

Title: Principal Consultant

DAVY NOMINEES LIMITED

By: /s/ Brian McKiernan

Name: Brian McKiernan

Title: Head, Private Clients (Director)

ICC SOFTWARE 2001 PARTNERS LTD.

By: /s/ Maurice McHenry

Name: Maurice McHenry

Title: Investment Director

BANK OF SCOTLAND (IRELAND) LIMITED

By: /s/ Maurice McHenry

Name: Maurice McHenry

Title: Investment Director

ICC EQUITY PARTNERS LIMITED

By: /s/ Maurice McHenry

Name: Maurice McHenry

Title: Investment Director

ICS SOFTWARE PARTNERS LIMITED

By: /s/ Maurice McHenry

Name: Maurice McHenry

Title: Investment Director

By: /s/ Michael Lynch

Name: Michael Lynch

Title: Individual

By: /s/ Ciaran McGowan

Name: Ciaran McGowan

Title:

By: /s/ James Moran

Name: James Moran

Title:

By: /s/ Susan Mulligan

Name: Susan Mulligan

Title: Individual

By: /s/ Denis Murphy

Name: Denis Murphy

Title:

By: /s/ Marian O'Brien

Name: Marian O'Brien

Title:

By: /s/ Peter O'Brien

Name: Peter O'Brien

Title:

By: /s/ Dara Ō Maitiu

Name: Dara Ō Maitiu

Title:

By: /s/ Colin Piper

Name: Colin Piper

Title:

By: /s/ John Randles

Name: John Randles

Title: Chief Technology Officer

WARBURG, PINCUS INTERNATIONAL PARTNERS L.P.
by: Warburg Pincus & Co., as General Partner

By: /s/ Barry Taylor

Name: Barry Taylor

Title: Partner

WARBURG, PINCUS PRIVATE EQUITY VIII, L.P.
by: Warburg Pincus & Co., as General Partner

By: /s/ Barry Taylor

Name: Barry Taylor

Title: Partner

WARBURG, PINCUS NETHERLANDS INTERNATIONAL PARTNERS II, C.V.
by: Warburg Pincus & Co., as General Partner

By: /s/ Barry Taylor

Name: Barry Taylor

Title: Partner

WARBURG, PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
by: Warburg Pincus & Co., as General Partner

By: /s/ Barry Taylor

Name: Barry Taylor

Title: Partner

DEMESNE NOMINEES

By: /s/ Deborah Delaney

Name: Deborah Delaney

Title: Director

By: /s/ Steve Ryan

Name: Steve Ryan

Title: Chief Technical Architect

By: /s/ John Ō Gorman

Name: John Ō Gorman

Title:

By: /s/ Paul Brennan

Name: Paul Brennan

Title:

By: /s/ Evelyn Healy

Name: Evelyn Healy

Title:

ALLEN & COMPANY INCORPORATED

By: /s/ Paul Gould

Name: Paul Gould

Title: Managing Director

FORMER OPTION HOLDERS

By: /s/ Denis Murphy
their duly authorized attorney, **EONTEC SALES LIMITED**

Name: Denis Murphy

Title: Director

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

1990 Act. "1990 Act" means the Companies Act 1990.

1999 Act. "1999 Act" means the Companies (Amendment) (No. 2) Act 1999.

Accounts. "Accounts" shall mean the draft audited financial statements of the Acquired Companies for the accounting reference period ended on the Accounts Date, each of which financial statements comprises a balance sheet, profit and loss account, notes, auditors' and directors' reports.

Accounts Date. "Accounts Date" shall mean December 31, 2003.

Acquired Companies. "Acquired Companies" shall mean the Company and all Subsidiaries of the Company.

Acquired Company Contract. "Acquired Company Contract" shall mean any Contract: (a) to which any of the Acquired Companies is a party; (b) by which any of the Acquired Companies or any of its assets is or may become bound or under which any of the Acquired Companies has, or may become subject to, any obligation; or (c) under which any of the Acquired Companies has or may acquire any right or interest.

Acquired Company Employee. "Acquired Company Employee" shall mean any current or former employee, independent contractor or director of any of the Acquired Companies or any Affiliate of any of the Acquired Companies.

Acquired Company IP. "Acquired Company IP" shall mean all Intellectual Property Rights and Intellectual Property in which any of the Acquired Companies has (or purports to have) an ownership interest or an exclusive license or similar exclusive right.

Acquired Company IP Contract. "Acquired Company IP Contract" shall mean any Contract to which any of the Acquired Companies is or was a party or by which any of the Acquired Companies is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right or that otherwise relates to any Acquired Company IP or any Intellectual Property developed by, with or for any of the Acquired Companies.

Acquired Company Software. "Acquired Company Software" shall mean any software (including firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by any of the Acquired Companies at any time (other than non-customized third-party software licensed to any of the Acquired Companies for internal use on a non-exclusive basis).

Acquired Company Transaction Expenses. "Acquired Company Transaction Expenses" shall mean the amount of all fees, costs and expenses of the type described in Section 7.3 of the Agreement that have been incurred or that are incurred by any of the Acquired Companies in connection with the transactions contemplated by the Agreement, including any fees, costs or expenses payable to the Company Counsel or to any financial advisor, accountant or other Person who performed services for or on behalf of the Acquired Companies, or who is otherwise entitled to any compensation from the Acquired Companies, in connection with the Agreement or any of the transactions contemplated by the Agreement.

Acquisition Transaction. "Acquisition Transaction" shall mean any transaction involving:

(a) the sale, license, disposition or acquisition of all or a material portion of any of the Acquired Companies' business or assets;

(b) the issuance, disposition or acquisition of: (i) any share capital or other equity security of any of the Acquired Companies (other than Company Ordinary Share Capital issued to employees of the Company upon exercise of Company Options); (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any share capital, unit or other equity security of any of the Acquired Companies (other than Company Options granted to employees of the Company in routine transactions in accordance with past practice); or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any share capital, unit or other equity security of any of the Acquired Companies; or

(c) any merger, consolidation, business combination, reorganization or similar transaction involving any of the Acquired Companies.

Affiliate. "Affiliate" shall have the meaning in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

Agreement. "Agreement" shall mean the Agreement to which this Exhibit A is attached (including the Disclosure Schedule), as it may be amended from time to time.

"A" Ordinary Share Capital. "A" Ordinary Share Capital" means the "A" Ordinary Shares of €0.125 each in the capital of the Company.

"B" Ordinary Share Capital. "B" Ordinary Share Capital" means the "B" Ordinary Shares of €0.125 each in the capital of the Company.

"C" Ordinary Share Capital. "C" Ordinary Share Capital" means the "C" Ordinary Shares of €0.125 each in the capital of the Company.

Cause. A termination of an employee's employment for "Cause" shall mean a termination for: (i) a failure by such employee to perform such employee's duties satisfactorily, which failure has not been cured within 30 days after receipt of a written warning from such employee's manager; (ii) such employee engaging in a felony, criminal conduct, fraud against Purchaser or any of its Affiliates, or other misconduct; or (iii) a breach of such employee's offer letter, terms and conditions of employment or any confidentiality or proprietary information agreement between such employee, on the one hand, and Parent or any of its Affiliates.

Code. "Code" shall mean the U.S. Internal Revenue Code of 1986, as amended.

Companies Acts. "Companies Acts" means the Companies Acts 1963 to 2003 and all orders and regulations made thereunder or made under the European Communities Acts 1972-2003 and intended to be construed as one with the Companies Acts 1963 to 2003;

Company Counsel. "Company Counsel" shall mean Wilson Sonsini Goodrich & Rosati Professional Corporation and any other legal counsel that has provided services to or on behalf of any of the Acquired Companies in connection with the transactions contemplated by the Agreement.

Company Option. "Company Option" shall mean each option to subscribe for shares of Company Share Capital, in issue and exercisable under the Company Option Plan or otherwise.

Company Option Plan. "Company Option Plan" shall mean the Company's 2001 Share Option Plan, as amended.

Company Ordinary Share Capital. "Company Ordinary Share Capital" shall mean the Ordinary Shares of €0.125 each in the capital of the Company.

Company Preferred Share Capital. "Company Preferred Share Capital" shall mean the Series "A" Preferred Share Capital.

Company Share Capital. "Company Share Capital" shall mean the Company Ordinary Share Capital, "A" Ordinary Share Capital, "B" Ordinary Share Capital, "C" Ordinary Share Capital and the Series "A" Preferred Share Capital.

Consent. "Consent" shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contaminant. "Contaminant" includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws or which upon release into the Environment presents a danger to the Environment or to the health or safety or welfare of any person.

Continuing Employee. "Continuing Employee" shall mean any employee of the Acquired Companies who continues to be an employee of Purchaser or any of its Affiliates, including the Acquired Companies, following the Closing.

Contract. "Contract" shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, warranty, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Damages. "Damages" shall include any loss, damage, injury, decline in value, loss opportunity, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys' fees), charge, cost (including costs of investigation) or expense of any nature; provided, however, that in the event of a dispute regarding the amount of any Damages suffered by an Indemnitee in connection with any indemnification claim made by such Indemnitee, each party may produce evidence of any circumstances affecting the amount of such Damages, including evidence of the recovery of any insurance proceeds or other recovery from a third party by the Indemnitee in connection with the events underlying such claim and any increase in premiums or other costs of the Indemnitee resulting from such recovery, and the amount of such Damages shall be decreased or increased accordingly.

Disclosure Schedule. "Disclosure Schedule" shall mean the schedule (dated as of the date of the Agreement) delivered to Purchaser on behalf of the Company.

Encumbrance. "Encumbrance" shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity. "Entity" shall mean any company (including any non-profit company), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

Environment. "Environment" includes: (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

Environmental License. "Environmental License" means any permit, license, approval, permission, consent or authorization required by or pursuant to any applicable Environmental Laws.

Environmental Release. "Environmental Release" means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

Escrow Agent. "Escrow Agent" shall mean U.S. Bank.

Excess Expenses. "Excess Expenses" shall mean the amount, if any, by which the Acquired Company Transaction Expenses exceeds the Company Option Exercise Cash Receipts received by the Company.

Facilities. "Facilities" means all overdrafts (to include limits thereon), loans, loan stock, debentures, acceptance credits or other financial facilities outstanding or available to the Acquired Companies.

Former Option Holder. "Former Option Holder" shall mean any Person that exercised any Company Options at any time from April 7, 2004 through the Closing, as identified on **Schedule 4** to the Agreement.

Government Bid. "Government Bid" shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body.

Government Contract. "Government Contract" shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

Governmental Authorization. "Governmental Authorization" shall mean any: (a) permit, license, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. "Governmental Body" shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

Indemnitees. "Indemnitees" shall mean the following Persons: (a) Purchaser; (b) Purchaser's current and future Affiliates (other than the Acquired Companies); (c) the respective Representatives of the Persons referred to in clauses "(a)" and "(b)" above; and (d) the respective successors and assigns of the Persons referred to in clauses "(a)", "(b)" and "(c)" above; provided, however, that the Company's shareholders shall not be deemed to be "Indemnitees."

Intellectual Property. "Intellectual Property" shall mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

Intellectual Property Rights. "Intellectual Property Rights" shall mean all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patent and industrial property rights; (e) other proprietary rights in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions, and reissues of, and applications for, any of the rights referred to in clauses "(a)" through "(e)" above.

Knowledge; best of knowledge. Information shall be deemed to be known to the "best of the knowledge" or to the "knowledge" of the Company if that information is actually known or reasonably should have been known by any director, officer, or individual identified on Annex I to this Exhibit A, in each case after due inquiry by such persons (it being understood that where appropriate, "due inquiry" shall include due inquiry of the attorneys or accountants of the Acquired Companies).

Legal Proceeding. "Legal Proceeding" shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. "Legal Requirement" shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, directive, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

Liability. "Liability" shall mean any debt, obligation, duty or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation, duty or liability would be required to be disclosed on a balance sheet prepared in accordance with generally accepted accounting principles and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

Management Company. "Management Company" shall mean Eontec Sales Limited, a company incorporated in Ireland having the registration number 367563.

Material Adverse Effect. A violation or other matter will be deemed to have a "Material Adverse Effect" on an Acquired Company if such violation or other matter (considered together with all other matters that would constitute exceptions to the representations and warranties set forth in the Agreement but for the presence of "Material Adverse Effect" or other materiality qualifications, or any similar qualifications, in such representations and warranties) would, or would reasonably be expected to, have a material adverse effect on such Acquired Company's business, condition, assets, liabilities, operations, or financial performance; provided, however, that any decline in revenues arising from the issuance of any press release by Purchaser or the making of any other public statement by Purchaser regarding the existence or terms of the Agreement shall not constitute a Material Adverse Effect on an Acquired Company.

Person. "Person" shall mean any individual, Entity or Governmental Body.

Properties. "Properties" means the freehold and leasehold properties held or occupied by the Acquired Companies.

Registered IP. "Registered IP" shall mean all Intellectual Property Rights that are registered, filed, or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights, registered trademarks and all applications for any of the foregoing.

Releasors. "Releasors" shall mean those Selling Shareholders executing a Release.

Representatives. "Representatives" shall mean officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

Series A Preferred Share Capital. "Series A Preferred Share Capital" shall mean the shares of Series A Convertible Preference Shares of €0.125 each in the capital of the Company.

Shares. "Shares" means all of the issued shares in the capital of the Company.

Shareholders' Agent. "Shareholders' Agent" means the Person appointed in accordance with Section 7.1 or any successor thereto.

Specified Representations. "Specified Representations" shall mean the representations and warranties made by the Company in Sections 2.4, 2.5, 2.6, 2.10, 2.11, 2.12 and 2.20, and the representations and warranties made by the Selling Shareholders in Sections 3.1 and 3.2.

Subsidiary. An entity shall be deemed to be a "Subsidiary" of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity's board of directors or other governing body; or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Tax. "Tax", "Taxation", "tax" and "taxation" includes all forms of taxation and statutory, governmental, supra-governmental, state, principal, local government or municipal impositions, duties, contributions, charges and levies, in each case whether of Ireland or elsewhere and whenever imposed, and all penalties, charges, surcharges, costs, expenses and interest relating thereto and without limitation all employment taxes and any deductions or withholdings of any sort regardless of whether any such taxes, impositions, duties, contributions, charges and levies are chargeable directly or primarily against or attributable directly or primarily to the Acquired Companies, or any other person and of whether any amount in respect of any of them is recoverable from any other person.

Tax Return. "Tax Return" shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

TCA. "TCA" shall mean the Taxes Consolidation Act, 1997.

US GAAP. "US GAAP" shall mean generally accepted accounting principles as in effect in the United States.

EXHIBIT B

DISPUTE RESOLUTION PROCEDURES

1.   If any Indemnitee has or claims to have incurred or suffered Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Section 6 of the Agreement, such Indemnitee may deliver a notice of claim (a "**Notice of Claim**") to the Shareholders' Agent. Each Notice of Claim shall (a) state that such Indemnitee believes that that there is or has been a breach of a representation, warranty or covenant contained in the Agreement or that such Indemnitee is otherwise entitled to indemnification, compensation or reimbursement under Section 6 of the Agreement, (b) contain a brief description of the circumstances supporting such Indemnitee's belief that there is or has been such a possible breach or that such Indemnitee is so entitled to indemnification, compensation or reimbursement, and (c) if practicable, contain a good faith, non-binding, preliminary estimate of the aggregate dollar amount of actual and potential Damages that have arisen and may arise as a result of such breach or other matter as set forth on such Notice of Claim (the "**Claimed Amount**").

2.   Within 30 days after receipt by the Shareholders' Agent of a Notice of Claim (the "**Dispute Period**"), the Shareholders' Agent may deliver to the Indemnitee who delivered the Notice of Claim a written response (the "**Response Notice**") in which the Shareholders' Agent: (i) agrees that the full Claimed Amount is owed to the Indemnitee; (ii) agrees that part, but not all, of the Claimed Amount (the "**Agreed Amount**") is owed to the Indemnitee; or (iii) indicates that no part of the Claimed Amount is owing to the Indemnitee. Any part of the Claimed Amount that is not agreed to be owing to the Indemnitee pursuant to the Response Notice shall be the "**Contested Amount**." If a Response Notice is not received by the Indemnitee prior to the expiration of the Dispute Period, then the Shareholders' Agent shall be conclusively deemed to have agreed that the full Claimed Amount is owed to the Indemnitee.

3.   If (a) the Shareholders' Agent delivers a Response Notice agreeing that the full Claimed Amount is owed to the Indemnitee, or (b) the Shareholders' Agent does not deliver a Response Notice on a timely basis in accordance with paragraph 2 above, the Indemnitors shall, within 10 days following the receipt of such Response Notice (or, if the Indemnitee has not received a Response Notice, within 10 days following the expiration of the Dispute Period referred to in paragraph 2 above), pay the Claimed Amount to the Indemnitee.

4.   If the Shareholders' Agent delivers a Response Notice agreeing that less than the full Claimed Amount is owed to the Indemnitee, the Indemnitors shall, within 10 days following the receipt of such Response Notice, pay the Agreed Amount to such Indemnitee.

5.   If the Shareholders' Agent delivers a Response Notice indicating that there is a Contested Amount, the Shareholders' Agent and the Indemnitee shall attempt in good faith to resolve the dispute related to the Contested Amount. If the Indemnitee and the

Shareholders' Agent resolve such dispute, such resolution shall be binding on the Shareholders' Agent, the Indemnitors and such Indemnitee and a settlement agreement shall be signed by such Indemnitee and the Shareholders' Agent. The Indemnitors shall, within 10 days following the execution of such settlement agreement, or such shorter period as may be set forth in the settlement agreement, pay the amount specified in such settlement agreement to such Indemnitee.

6.   If the Shareholders' Agent and the Indemnitee are unable to resolve the dispute relating to any Contested Amount within 30 days after the delivery of the Notice of Claim (the "**Initial Resolution Period**"), then either the Indemnitee or the Shareholders' Agent may submit the claim described in the Notice of Claim to arbitration to be settled by binding arbitration in Dublin in accordance with the Rules of Arbitration and Conciliation of the International Chamber of Commerce, Paris.   The number of arbitrators shall be three, one selected by Purchaser, one selected by the Shareholders' Agent, and the third selected by the first two arbitrators. If either Purchaser or the Shareholders' Agent fails to select an arbitrator within 10 days following the submission of the dispute to arbitration, then the other shall be entitled to select the second arbitrator. The parties agree to use all reasonable efforts to cause the arbitration hearing to be conducted within 75 days after the appointment of the mutually-selected arbitrator or the last of the three arbitrators, as the case may be, and to use all reasonable efforts to cause the decision of the arbitrator(s) to be furnished within 90 days after the appointment of the mutually-selected arbitrator or the last of the three arbitrators, as the case may be. The parties further agree that discovery shall be completed at least 10 days prior to the date of the arbitration hearing. The decision of the arbitrator(s) shall relate solely: (a) to whether the Indemnitee is entitled to recover the Contested Amount (or a portion thereof), and the portion of such Contested Amount the Indemnitee is entitled to recover; and (b) to the determination of the non-prevailing party as provided below. The final decision of the arbitrator(s) shall be furnished to the Shareholders' Agent and the Indemnitee in writing and shall constitute a conclusive determination of the issue(s) in question, binding upon the Shareholders' Agent, the Indemnitors and the Indemnitee and shall not be contested by either of them. The non-prevailing party in any such arbitration shall pay the reasonable expenses (including attorneys' fees) of the prevailing party, and the fees and expenses associated with the arbitration (including the arbitrators' fees and expenses). The non-prevailing party shall be determined solely by the arbitrator(s). The Indemnitors shall, within 10 days following the delivery of the final decision of the arbitrator(s), pay the Indemnitee in accordance with the written decision of the arbitrator(s).